10/26

05012228

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dark Blue Sea Limited

*CURRENT ADDRESS Level 10
243 Edward Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

FILE NO. 82- 34920 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
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OICF/BY: [illegible]
DAT : 11/1/05

RECEIVED
2005 OCT 26 P 3:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34920
ARLS
6-30-05

Dark Blue Sea Limited

ABN 47 091 509 796

Annual Financial Report

30 June, 2005

TABLE OF CONTENT

CHAIRMAN'S REPORT

Dear Shareholder,

The 2004/2005 financial year has been a period of substantial growth for Dark Blue Sea Ltd.

During the current reporting period, both operating revenue and net profit substantially increased compared to the previous period.

The improved financial results were due to a combination of the continued strong growth in the online advertising industry and a change of focus in regard to the segment of the market in which the Company now operates, being internet domain names.

Domains names generate high quality internet "traffic" (ie. internet users and potential consumers) that can be sold to online advertisers to generate a continuous source of revenue. Domain names are also valuable assets with inherent goodwill or branding that can be sold on the secondary market to parties who want to use a particular domain name to host their website.

As at 30 June, 2005, Dark Blue Sea owned a portfolio of approximately 425,000 domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world, both in terms of size and the volume of internet traffic it generates.

On the basis of trading for the last six months, the annualised revenue that Dark Blue Sea earns from its domain name portfolio is now estimated at approximately US$5 million.

During the current period, there were several notable corporate acquisitions in the domain name segment of the market, as industry participants began to realise the value and potential of quality domain name portfolios. Further consolidation in the domain name sector is likely in the coming years.

The company's decision to focus its efforts and concentrate its resources in the domain name sector of the market has led to the development of industry leading technology and systems for the administration and monetisation of domain name traffic.

In addition to administering the company's own domain name portfolio, these proprietary systems and tools have recently been made available to our customers. The uptake of these unique systems and tools has been very encouraging and we are now considered as a leading player in this niche market.

The ability to offer large domain name portfolio owners a "one stop shop" for all of their domain name registrations/renewals, traffic administration and monetisation needs is a compelling value-added proposition that the company believes is unique in the marketplace.

Having established itself in the niche domain name market, the company believes that it is well positioned to continue to grow and evolve into a significant long term industry participant, for the benefit of all stakeholders.

Finally, on behalf of the Board, I would like to thank the Managing Director, Senior Management and all other employees for their expertise, dedication and effort throughout the year.

We look forward to your continued support.

....

Vernon A. Wills
Chairman

Brisbane, 27 September, 2005

MANAGING DIRECTOR'S REPORT

The 2004/05 financial year has been one which has delivered strong financial results and significantly improved the strategic position of the company. Details of the financial results are covered in the Annual Financial Report which follows, so I would like to take this opportunity to expand on our current strategic position within the online advertising industry in which the company operates.

The company has evolved considerably over the last few years. It has been transformed from a traffic intermediary business to a full service domain name company with its own large scale domain name portfolio. It is worth noting that the evolution has occurred to such an extent that the company's own domain name portfolio now represents the significant majority of shareholder wealth.

For this reason, I believe it is important to explain why we have made such a large investment in domain names and to provide some more background information on domains generally.

In this report, I will cover:

- Some background on the company's strategic repositioning
- Some domain name characteristics
- Our domain name portfolio
- The secondary market domain sales site

Strategic Repositioning

For the last four years, the company has been progressively transformed from a relatively small online advertising intermediary into a leading full service provider in an important niche of the Internet, being the domain name market. Throughout this repositioning process, the company has also accumulated its own domain name portfolio, which is now the second largest in the world.

We have now largely completed the transformation. The last significant component is our secondary market domain names sales business which is being progressively rolled out. In the last year we have started to see some of the financial benefits of this transformation realised. In addition, our future growth strategy and industry leadership position has become much clearer.

There have been a number of reasons for this progressive repositioning, including considerations of capital allocation, leveraging our resources, being opportunistic as well as some defensive tactics.

Capital Allocation

Firstly, and perhaps most importantly, we think domain names are a great investment. They are perhaps the simplest and most effective way of getting exposure to the anticipated growth in overall e-commerce activity.

The easiest way to understand domain names is to think of them as the real estate of the Internet. Domain names are the land and websites are the buildings or other improvements on the land. In the same way that land values tend to rise in line with economic activity in the offline world, domain name values should continue to rise as overall e-commerce activity increases over the next few years and beyond.

Since the dawn of commerce, real estate has been one of the best ways to make money. It has been the best because it is so simple. New innovation on the development of land generates demand for similar land from other investors. Once the innovation becomes more widely adopted, land values increase. The beauty of the land investment is you don't need to be the innovator to get the benefit.

Like land, domain names have the scope to continually expand their range of potential benefits and uses. I will explain further, the characteristics of domain names later in my report.

Leveraging Our Resources

One very important aspect of domain names is that they generate a flow of high quality internet traffic that advertisers are willing to pay for. I will explain how this works later in my report, but the important point is that domain names are capable of generating an annuity style income flow.

As an online advertising intermediary, the company has always administered traffic from domain names. It was a natural extension of our business to tailor our products and services for those internet users comprising domain name traffic. Unlike other intermediaries, we specifically developed our products to manage the peculiarities of this type of traffic and this has provided us with a significant competitive advantage.

When we started investing in our own domain name portfolio, we simultaneously developed our own internal systems and business processes to manage it. We made sure that these systems had all the features that we wanted to administer our portfolio. We then progressively released this system functionality as a proprietary service for our customers. It has become one of our competitive advantages in retaining domain name portfolio owners as customers. Because we built it for ourselves, we know it works and is useful for other domain name owners.

The ongoing development of our products is now part of the culture of the company. As the market develops, we always plan to deploy new functionality of our systems in a timely manner to be first to market and hopefully keep ahead of our competitors. We have invested a lot of resources into research and development into those areas where we expect the domain name industry to evolve.

All of this work has provided massive insights into the domain name industry. Perhaps the most important insight has come from being an intermediary and in particular selling domain name traffic into our advertiser base. Advertisers are the parties that currently fund the whole industry. The discipline of being an intermediary has provided information on the types of domain names from which advertisers like to receive traffic.

Over the life of the company, we have accumulated vast quantities of domain name related data. We have been able to use that data to develop very effective prospecting systems for future domain name acquisitions. One of the most important lessons that comes from understanding advertisers is the concept of commerciality or the quality of traffic. The value of traffic, which is directly correlated to revenue, is a combination of both the volume of traffic and the price per unit of that traffic. Many of our domain name portfolio competitors and intermediaries have simply focused on volume.

In the last year, the industry has started to focus more on quality than quantity. Perhaps most significantly, Google recently introduced a significant quality overlay or filter on all their third party traffic sources. We believe this will shape the next evolution of the domain name industry.

I will discuss domain name traffic quality further in my report.

Our Opportunistic Approach

Industry experts are now beginning to acknowledge that the Internet has recovered from the dot com crash in 2000. E-commerce has been growing strongly for the last three years and is now expected to grow 20% to 30% per annum for the next five years. In any newly emerging and fast growing market, there are numerous opportunities but there are also risks. To be successful requires an opportunistic approach tempered by remaining focused within an area of core competency.

The opportunity for Dark Blue Sea arrived in 2002, when the company began acquiring domain names. This was around the time e-commerce activity bottomed out and, in retrospect, was a very good time to start building the portfolio. We effectively started buying domain names at the bottom of the market. Soon thereafter, we began to see a steady rise in the market, which gave us the confidence to continue. New entrants have since found it much harder to get into the space and have tended to focus on higher risk or more capital intensive strategies.

In 2004, another significant domain name opportunity emerged. Using our databases, we identified a large number of potentially viable domain names that were available for registration. Before we registered these names, we were waiting for the appropriate industry dynamics and economics to be in place. We also wanted to ensure our systems and business processes were capable of managing the extra load. By mid 2004, everything started coming together and, over the subsequent months, we were able to add more than 300,000 domain names from our prospecting database to our portfolio.

The opportunities continue today. Like the offline real estate industry, there is constant activity in the domain name market providing opportunities to add value to our domain portfolio. Strong growth in e-commerce constantly provides new ideas and opportunities. Domain names regularly become available on both the primary and the secondary market, either through financial distress, discounting for rapid sale or error. Having a platform from which to identify these opportunities and being opportunistic in our outlook, provides considerable scope for ongoing incremental improvement in the value of the company's domain name portfolio.

Defensive Positioning

Despite the exceptionally strong growth in the online advertising industry, the intermediary space is very competitive. Like any broking or trading operation, you are only as good as your last deal and so technology and good quality staff are essential for survival. While there is some customer loyalty in the online world, technology actually facilitates the free flow of customers from one competitor to another. Combine this with typically short term contracts and it makes for a highly volatile operating environment.

We recognized in 2002 that to be successful in the long term, we needed to be more than just an online advertising intermediary. In particular, we needed to own our own source of traffic. Ideally that traffic would be high quality, stable and long term in nature. If possible, we were looking for a source of traffic that could underwrite the day to day operations of running our company. That way, we could securely plan to be a long term industry participant and not have to worry about whether we would be in business next year. Owning a domain name portfolio was seen as the solution to all these issues.

Domain Names

It is worthwhile expanding further on some of the characteristics of domain names. This should help provide some appreciation of the versatility of domain names and the scope for potential upside in the valuation of domain names.

Domain names have attractive financial characteristics for two primary reasons. The first and most important is that domain names are the real estate of the internet and hence, a naturally appreciating asset. The second is that domain names are a source of high quality traffic that generates advertising revenue. Both of these characteristics are interrelated in that there is a loose correlation between the prices that domains are bought and sold and the traffic related revenue that domain could generate. This is broadly the same as offline property prices being loosely correlated to the leasing income the property can generate.

It is perhaps worth noting that to date, it has been the second characteristic (the advertising income) has been the primary driver of the merger and acquisition interest in this industry which has emerged over the last year. Some of this activity is outlined in the Director's Report which follows. Once the market understands and appreciates the real estate characteristics of domain names, there is scope for interest from a much wider group of potential buyers.

The Real Estate of the Internet

Domain names were created to make it easy to find websites on the Internet. It replaced a system based on numbers (called IP addresses) with a system based on letters (domain names). As people became aware that it was easy to return to websites that were based on natural language (combinations of letters into words and phrases), domain names began to emerge as the real estate of the Internet.

Domain names have very similar characteristics to offline real estate. Domain names can be bought, sold and leased. They can be developed in a variety of different ways and so will often be subjectively valued, depending on the particular buyer and their intended use of the domain.

Like offline real estate, domain names are all about location, location, location. A good domain name must be memorable. A potential customer must be able to remember the domain name for the time from when they see it or hear it in an offline advertisement until they type it into their computer. This offline branding test is the main reason that location on the internet is largely based on natural language. It is much easier to recall words or phrases than strings of letters or numbers.

The most valuable domain names will typically have some or all of the following characteristics:

- A well established offline brand (e.g. CocaCola.com);
- Short in length to minimise errors (typically up to 6 characters – e.g. eBay.com);
- A combination of one, two or three generic/descriptive words (e.g. CheapTickets.com);
- A relevant extension (e.g. .com for the US / Global, .com.au for Australia)

While there are some variations on these themes, it is worth noting that the universe of "good location" domain names is finite, ie. there are only so many commercially viable one, two or three word combinations. This ultimately leads to scarcity in these domain names which provides the potential for upwards price pressure.

Finally, it is worth noting that, like offline real estate, domain names can also have an emotion factor. This can lead to some domain names trading at a significant premium compared to more traditional valuation based methods.

A source of High Quality "Primary" Traffic

Many Internet users type domain names directly into the address bar of their internet browser software (e.g. internet explorer) to try to find websites, a process the industry terms "direct navigation". The main reason that many internet users do this is due to the offline marketing of websites. Many TV, radio and magazine advertisers now incorporate their domain name into their advertisements. This has lead to an increase in consumer awareness that the quickest and easiest way to find a website is to type the brand name or the description of what they are looking for, followed by ".com" into the address bar.

An example is helpful. A user who is interested in "bedroom furniture" may type in the domain name www.bedroomfurniture.com into the address bar of their browser. Dark Blue Sea owns the domain name bedroomfurniture.com and we have built a website which includes advertisements from suppliers of bedroom furniture related products.

The direct navigation process generates a flow of traffic that is uniquely targeted and monetized through advertising to produce an annuity style income flow. Furthermore that annuity style income flow can be valued using appropriate parameters to provide a valuation that a buyer would consider attractive compared to other investments.

Primary traffic

Domain name type in traffic (or direct navigation) is more than a just a source of traffic. It is actually a source of highly valuable "primary" traffic, so described as it is an original source of internet traffic (i.e. where internet traffic starts). Primary traffic is the most valuable because advertisers are getting the first look at the traffic and hence the first opportunity to try to sell something to the individual users comprising this traffic.

There is a very simple test for determining what is primary traffic – the "keyboard test". Using the keyboard is a proactive action by the user performed when they are commencing a new thought – as opposed to clicking on a website advertising banner which is more of an impulsive or reactive action ("secondary" traffic).

The value of the traffic (which is directly related to the propensity for a user to buy) progressively declines the further it is from the primary traffic source, as other advertisers might have had an opportunity to sell to them or the surfer may simply become less interested in purchasing anything.

Primary traffic is becoming progressively harder for advertisers to source. Companies such as Google, Yahoo, MSN and AOL control more than 90% the search engine traffic in the US. Other than direct navigation, search engine traffic is the only other significant source of primary traffic.

Traffic quality and types of domain name traffic

The value of traffic is ultimately determined by how much an advertiser is willing to pay for it. Advertisers will pay more for traffic that converts well into sales for them and there is a direct correlation between the conversion rate and the quality of the traffic source. Advertisers pay more for high quality traffic because it converts better than lower quality traffic sources.

In assessing the value and quality of domain name traffic, it is important to understand that there are several ways other than direct navigation, from which domain names can generate traffic. These include search engines and pre-existing links from other web sites. These other methods are more variable and often much shorter term in nature than direct navigation traffic.

Domain names can be listed in search engines. A typical domain name portfolio will have some domain names listed in some search engines some of the time. This is typically observed on an intermittent basis as the various search engines progressively update their indexing and ranking algorithms.

If the registration of a domain name with an existing website is not renewed, that domain becomes available for re-registration. These "expired" domains often have links from other websites that continue to send a flow of traffic. While the domain remains unregistered, that traffic typically leads to an error page. Once the domain name is registered again, the traffic resumes its flow.

Direct navigation traffic itself can also be segmented into two different components – "branded" intent and "generic" intent. Branded intent direct navigation is when the user is trying to find the website of a particular brand of goods or services, but for whatever reason, fails and finds another website instead. This type of traffic is of variable quality as it is only really valuable to the branded website or perhaps their competitors. There are also potential trademark and copyright infringement issues involved with this type of traffic.

Generic intent direct navigation is when the surfer is simply looking for websites about a particular category of goods or services (e.g. "bedroom furniture") and types in the descriptive dot com name ("bedroomfurniture.com") hoping to find an appropriate website. Of all the ways domain names generate traffic, generic intent direct navigation is the most valuable component. It is this traffic which is the company's primary focus.

Dark Blue Sea's domain name portfolio

As at June, Dark Blue Sea portfolio consisted of 425,000 internet domain names. This makes it the holder of the second largest domain name portfolio and the largest dot com portfolio in the world. The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domain names that are based on one, two or three general descriptive words that represent Internet users' potential interest.

We have focussed on generic keyword domains for two reasons. Firstly, they are the only domains that can receive generic intent direct navigation traffic. Secondly, generic domains have many alternate uses and therefore, can be sold to a larger number of potential buyers in the secondary market.

The company's domain name portfolio consists of approximately 350,000 generic keyword domains. According to our market intelligence, this is five times more than the next largest competitor. This makes the company's domain name asset genuinely unique in the world and virtually impossible to replicate without combining a number of other existing portfolios.

Profitable and Unprofitable domains

Of the 425,000 domain names, approximately 80,000 generated 95% of the portfolio's revenue at a 90% margin. These "profitable" domains are a very significant source of cash flow for the company. The company also owns a very large number of "unprofitable" domains, being domains that do not currently earn sufficient advertising revenue to cover their registration costs. A detailed explanation of the distinction between "profitable" and "unprofitable" domains and their impact on the financial results of the Company is contained in the Directors Report which follows.

Given the negative short term effect on cash flows of registering unprofitable domains, it is important to understand why we have elected to retain many of these unprofitable domain names in our portfolio. There are four main reasons for this decision.

Firstly and perhaps most importantly domain names are tradeable assets. Many buyers of domain names use completely different metrics for valuing domain names to those used by Dark Blue Sea. In many cases, domains with little or no revenue can be sold to end user buyers wishing to brand their websites for very high prices.

Secondly, it is expected that some of these unprofitable domains will become profitable in the future due to growth in the online advertising industry over the next few years. Many industry commentators now expect the industry to grow at 20% to 30% per annum for the next few years. The company has targeted generic keyword domain names in sectors (eg. location domains such as DetroitBikes.com) that are likely to benefit from increased demand from the advertising industry.

Thirdly, the US$6 registration cost is a major determinant of the profitability of many domain names in the portfolio. In 2007, the contract between ICANN (the domain name industry regulatory body) and Verisign, the current dot com registry is scheduled for review. The current registration price of US$6, which was determined in 1999, is extremely profitable for Verisign. There is considerable scope for that price to be substantially reduced and recent renegotiation down of the dot net registry price provides a precedent.

Finally, they provide the company with inventory for its new business, secondary market domain names sales. A secondary market business is the last important part of the strategic repositioning of the company to being a full service domain name specialist.

Secondary Market Domain Name Sales

The company has been progressively rolling out a it's secondary market domain name sales website at www.fabulousdomains.com. This website is essentially an online shop where potential buyers can search for and purchase domain names to host their website.

The business has been modelled on some other well established secondary market domains for sale businesses. In such businesses, domain name sales revenue often matches or exceeds traffic related revenue.

Like a retail store, the key financial driver for the success of the business will be average sales price and stock turn. Businesses such as these typically sell domain names for a few hundred dollars (i.e. 50 to 100 times their cost) and expect to sell one or two percent of their inventory per annum at a margin. At these levels, the sale proceeds are sufficient to cover the registration costs for the entire portfolio.

There are still a number of features that need to be added to the site. It is anticipated that these will be progressively released and marketed over the balance of the 2005/06 financial year.

Staff

The company has an outstanding group of technical development staff that has built products of a world class standard, being at least equivalent to those developed by much larger companies with many times the level of resources. Our customer service team is recognized within the industry as offering one of the best levels of customer support. These two aspects have provided a very solid foundation for the sales and marketing group to promote our services. I would like to take this opportunity to thank them for their efforts.

Conclusion

Dark Blue Sea operates in a very exciting and dynamic industry which is showing very positive signals for the future. It is an exciting and challenging business to be in, but one which offers the opportunity for significant rewards for industry specialists such as Dark Blue Sea.

I take this opportunity to thank you for your continued support.

Richard Moore

Richard Edward Moore
Chief Executive Officer

Brisbane, 30 September, 2005

CORPORATE INFORMATION

DARK BLUE SEA LIMITED

ABN 47 091 509 796

Directors

Vernon Alan Wills (Non-Executive Chairman)
Richard Edward Moore (Chief Executive Officer)
Joseph Michael Ganim (Non-Executive Director)

Company Secretary

Gregory John Platz
Duncan Patrick Cornish

Registered Office/Administration

Level 10,
243 Edward Street
BRISBANE QLD 4000
Telephone: (07) 3007 0000
Facsimile: (07) 3007 0001

Share Registry

Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Auditors

Ernst & Young
Level 5, Waterfront Place
1 Eagle Street
BRISBANE QLD 4000
Telephone: (07) 3011 3333
Facsimile: (07) 3011 3100

Solicitors

Hopgood Ganim Lawyers
Level 8, Waterfront Place
1 Eagle Street,
BRISBANE QLD 4000
Telephone: (07) 3024 0000
Facsimile: (07) 3024 0300

Internet Address

www.DarkBlueSea.com

DIRECTORS' REPORT

Your Directors hereby submit their report for the year ended 30 June 2005.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are set out below. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Vernon Alan Wills (Non Executive Chairperson)

Vern Wills has an extensive history within the Investment and Finance Industry. Previously he has been instrumental in establishing and operating a large Securities Dealer and Superannuation Funds Management Company. Clients included international accounting, legal and mining groups as well as management companies. He has served as a Director of numerous public listed companies within the finance and investment and mining industries.

Mr Wills' business involvement has included investment management and analysis within projects in a broad spectrum of fields, including investment, property and mining within public and private companies.

He is Chairman of Operating Entities for Enhance Group which includes Enhance Management Pty Ltd, a leading Queensland market research firm; Enhance Corporate, a corporate advisory company involved in economic analysis, feasibility studies, project analysis and issues management; and Enhance Capital, a licensed securities dealer and financial advisory company.

Mr Wills is also Deputy Chair of Queensland Government's Major Sports Facilities Authority and is a Director of Telecorp Ltd, Eumundi Group Ltd and the Greg Norman Golf Foundation.

Mr Wills has also been involved in a number of Government reviews including the review of CITEC and the Liquor Licensing review for the National Competition Policy.

Mr Wills is also a member of the Audit Committee for Dark Blue Sea Ltd and the Major Sports Facilities Authority.

Mr Wills was appointed as the Dark Blue Sea Ltd's Chairperson on 9 October 2002 and has continued to hold that office until the date of this report.

During the last three years, Mr Wills has also served as a director of the following listed companies:

- FSA Group Ltd (from 2000 to July 2003)
- Telecorp Ltd * (from 2000 to present)
- Eumundi Group Ltd * (from September 2004 to present)

* denotes current directorship

Richard Edward Moore (Chief Executive Officer)

Richard Moore holds a First Class Honours Degree in Pure Mathematics from the Australian National University. He has had an extensive career in the financial services and market industry in Australia. His first position was as a Fixed Interest Securities Analyst with the Commonwealth Bank of Australia. From there, he joined Bankers Trust, holding several positions, culminating in his appointment as Vice President, Australian Equities Investment Management Department.

Mr Moore joined Salomon Smith Barney Australia in 1996, and once again occupied a broad range of positions before being appointed Director, Equity Capital Markets. He retired from Salomon Smith Barney in early 2000.

Mr Moore was appointed as Dark Blue Sea Ltd's Chief Executive Officer on 9 October 2002 and has continued to hold that office until the date of this report.

Joseph Michael Ganim LL.B Notary Public (Non-executive Director)

Joe Ganim graduated from the University of Queensland with a law degree in 1970. He is a founding partner of Hopgood Ganim, a leading Queensland law firm of approximately 200 people, which commenced in 1974 and now ranks in the top 10 in the State. He heads the corporate/commercial litigation division of the firm and represents many major public and private organizations.

Mr Ganim is a solicitor of the Supreme Court of Queensland and the High Court of Australia and is a Notary Public. He is an experienced mediator and is an approved Supreme Court mediator.

Mr Ganim has extensive experience in all facets of negotiation, including complex litigious and commercial matters and represents a wide range of public and large private corporations on both a national and international level.

Mr Ganim holds a number of Board positions and is Chairperson of Eumundi Group Ltd. He is also the Chairperson of Dark Blue Sea Ltd's Audit Committee.

Mr Ganim was appointed to the Board of Dark Blue Sea Ltd on 9 October 2002 and has continued to hold that office until the date of this report.

During the last three years, Mr Ganim has also served as a director of the following listed companies:

- Eumundi Group Ltd * (from 1989 to present)

* denotes current directorship

COMPANY SECRETARY

Gregory John Platz - B.Bus (Accounting)

Greg Platz is a qualified chartered accountant with over 25 years experience. He holds a Bachelor of Business majoring in accountancy from the Queensland University of Technology.

Mr Platz worked as a senior manager for a medium sized Brisbane chartered accountancy firm before opening his own practice, which he successfully operated for 8 years. He worked in London for a period of four years, for companies including Credit Suisse and Citibank.

Mr Platz has been the Chief Financial Officer of the business since January 2000. He was appointed as Company Secretary on 9 October 2002 and has continued to hold that office until he resigned on 27 June 2005.

Duncan Patrick Cornish – B.Bus (Accounting), ACA

Duncan Cornish has more than ten years experience in the accountancy profession both in England and Australia, mainly with the accountancy firms Ernst & Young and PriceWaterhouse Coopers. He has extensive experience in all aspects of company financial reporting, corporate regulatory and governance areas, business acquisition and disposal due diligence, capital raising and company listings and company secretarial responsibilities.

Mr Cornish holds a Bachelor of Business (Accounting) and is a member of the Institute of Chartered Accountants in Australia. He is also the company secretary of several other ASX listed companies.

Mr Cornish was appointed as Company Secretary on 27 June 2005 and has continued to hold that office until the date of this report.

Director's interests in shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of the company were:

	Ordinary Shares	Options over Ordinary Shares
V.A. Wills	8,881,891	-
R.E. Moore	2,979,122	500,000
J.M. Ganim	1,942,744	-

EARNINGS PER SHARE

Basic earnings per share	2.5 ¢
Diluted earnings per share	2.5 ¢

DIVIDENDS

The company has not paid any interim or final dividends in the current financial year.

CORPORATE STRUCTURE


Dark Blue Sea Ltd
100%
DBS Enterprises Pty Ltd
Battletrolls Pty Ltd
DarkBlue.com Pty Ltd
DBS Administration Pty
Domain Active Pty Ltd
Fabulous.com Pty Ltd
100%
Pageseeker.com Pty Ltd
Protopixel Pty Ltd
Roar.com Pty Ltd
Searchabout Pty Ltd
Toast Technologies Inc
Unreal Sports.com Pty Ltd

Nature of operations and principal activities

During the current year, the company has been engaged in business as an Internet traffic broker, software developer and online advertising intermediary. The company has various business units that facilitate the transfer of Internet users ("traffic") to advertisers' websites in return for a fee.

Employees

The consolidated entity employed fifty-one (51) people as at 30 June 2005 (2004: 41).

REVIEW AND RESULTS OF OPERATIONS

Group overview

Dark Blue Sea Ltd and its subsidiaries ("the group") have been conducting their current business activities since 1999. The group is focused primarily on acquiring and administering traffic from various sources including search engines, independent websites and domain names. It then on-sells this traffic to advertisers by providing advertising space on the company's advertising portals, to which the traffic is sent. Advertisers are charged for this traffic on a performance basis, being either a "cost per click" or "cost-per-acquisition". From the advertiser's perspective, the quality of the traffic is determined by comparing the cost of acquiring the traffic to the number of visitors who are actually converted into paying customers.

The main businesses units of the group are:

- Roar / PageSeeker – pay-per-click online advertising portals;
- Fabulous – a domain name registrar and domain name traffic manager;
- Dark Blue – an online advertising affiliate network manager; and
- The Company's domain name portfolio.

Through the adoption of a unique marketing strategy, these four distinct business units and company assets, have been combined to effectively form one integrated revenue-generating product for the company.

Roar / PageSeeker sell the traffic to advertisers by providing advertising space on its online advertising portals, www.roar.com and www.pageseeker.com and hence collect the bulk of the advertising revenue for the company. Fabulous and Dark Blue acquire the traffic (from various sources) and forward that traffic to advertisers on the Roar / PageSeeker portals. Dark Blue also sends traffic to advertisers (by arranging advertising space on affiliate's websites) but passes all advertising fees on to the affiliates. Dark Blue derives its revenue for managing the Dark Blue network by accessing the exit traffic from the Dark Blue advertiser's websites and selling it to other advertisers on the Roar / PageSeeker portals.

The company also has its own traffic sources, the main one being a domain name portfolio which is owned by Domain Active Pty Ltd, a wholly owned subsidiary of Dark Blue Sea Ltd. The company's domain name traffic is administered through Fabulous and monetised by sending the traffic to both our internal advertisers and to selected third party advertising portals.

During 2004/2005 financial year, the company has continued to focus the majority of its resources into developing and marketing its three core business units, Roar / PageSeeker, Fabulous and Dark Blue as well as increasing the size of its other main asset, the domain name portfolio.

Roar / PageSeeker

Roar.com Pty Ltd and Pageseeker.com Pty Ltd, both wholly owned subsidiaries of the company, respectively operate the group's online business listing directory service ("Roar") and its paid placement commercial search engine ("Pageseeker").

Both Roar and Pageseeker provide a "yellow pages" type directory service, whereby commercial website operators can advertise their goods and services under specific categories or search phrases. Advertisers pay a predetermined fee for every Internet user that clicks on the advertisers listing displayed on the Roar or Pageseeker website portals and is redirected to that advertiser's website ("click-through").

Advertisers compete for more traffic by obtaining a higher placed ranking amongst the list of advertisers. This is achieved by agreeing to pay a higher price for each click-through ("bid price") than that prepared to be paid by other advertisers. Advertisers can monitor their ranking and alter their bid-price in a real time auction which is part of the Roar / PageSeeker business model.

The main focus of this business unit over the 2004/05 financial year was to expand the number of categories in the Roar directory, improve the quality of traffic through better traffic management to recruit more advertisers to Roar / PageSeeker, to increase the bid price on keywords in the certain core advertiser categories, in line with changing demand for certain goods and services that are provided online.

The company also established reselling arrangements with a number of other pay-per-click providers, which significantly enhanced the advertiser coverage.

Fabulous

Fabulous.com Pty Ltd is a wholly owned subsidiary of the company and operates the business of an ICANN (Internet Names Corporation of Assigned Names and Numbers) accredited Internet domain name registrar known as "Fabulous".

Fabulous first became operational in June 2002 and was formally launched in November 2002. During the current period, it has registered or renewed approximately 625,000 .com, .net and .org names, of which the Company holds approximately 425,000 and the remaining 200,000 owned by retail and selected wholesale customers. Domain names are the real estate of the Internet and as the Internet continues to grow and develop, demand for this property will also increase.

Other than domain registrations, Fabulous.com Pty Ltd also has a proprietary module, which helps customers manage traffic generated by their domain names. This service, offers a convenient, easy to use "one stop shop" for selected clients with substantial domain name holdings wanting to register and renew large numbers of domain names through Fabulous, as well as monetise the traffic from their domains.

DarkBlue

DarkBlue.com Pty Ltd, a wholly owned subsidiary of the company, operates an Internet affiliate marketing network known as "Dark Blue".

The DarkBlue affiliate program allows third parties ("Advertisers") to advertise their goods and services on the websites of other independent website operators ("Affiliates"). Affiliates are paid a fee for referring Internet users to the Advertiser's websites.

The Internet traffic flowing through the Dark Blue network is an additional source of traffic for the company and its own products. By implementing a unique exit traffic arrangement with the Dark Blue Advertisers, the company has been able to directly leverage off the traffic that the Advertisers receive from Affiliates.

Domain Name Portfolio

As at 30 June 2005, Domain Active Pty Ltd, a wholly owned subsidiary of the company, owned approximately 425,000 unique Internet domain names.

The traffic derived from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

The continued growth in the online advertising industry, in conjunction with the anticipated consolidation of the domain name portfolio sector of the market, has led to an increased demand and higher prices paid for domain name traffic – one of the few sources of high quality targeted internet traffic for advertisers.

As an indication of this growth, revenue earned from the domain name portfolio has approximately doubled over the current period. This was due to a combination of a larger number of domains owned by the company and the increase in average revenue being generated by each domain.

For accounting purposes, the cost of each domain name acquired is written off over the registration period (typically 12 months), although the company views the domain name portfolio as a capital asset with enduring revenue-earning capabilities for the company.

In addition to the continuous income stream generated by the Company's domain name traffic, an additional source of revenue from the domain name portfolio, derived from domain name sales, has started to be realized over recent months and expected to progressively increase in the future.

The company has been progressively rolling out its online domain sales business at www.fabulousdomains.com, where people can search for suitable domain names to host their website and purchase them from the Company. The business has been modelled on some other well-established secondary market domain sales businesses.

KEY PERFORMANCE INDICATORS

The Company periodically releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling internet traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the company.

In any Internet company that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows. For ***External*** traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

It should be noted that the Company has additional non-traffic related revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

The updated Key Performance Indicators for the 2004/2005 financial year are as follows:

	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05
Traffic Revenue (US$'000)				
Internal – Profitable Domain Names	543	584	1,045	1,180
Internal – Unprofitable Domain Names	35	46	69	67
Total Internal	578	630	1,114	1,247
External	1,870	2,296	2,960	3,885
Total	2,448	2,926	4,074	5,132
Traffic Revenue Margin (%)				
Internal – Profitable Domain Names	89	89	90	90
Total Internal	61	39	53	49
External	29	28	32	26
Total	37	30	38	32
Number of Profitable Domains	35,000	38,000	60,000	79,000

Dynamics of the Business

The global online advertising industry in which the company operates, generated US$9.6 billion in revenue in 2004, with industry analysts projecting this to grow to between US$17.6 billion and US$18.9 billion per annum by 2008.

It is estimated that the paid placement search engine industry or "keyword search" related advertising as it is otherwise known, accounted for approximately 40% of the total revenue generated by the online advertising industry in 2004. It is this segment of the market, which is the Company's primary focus.

The continued growth in the online advertising industry, has in turn, led to increased demand by paid search engine providers and their advertisers, for high quality targeted internet traffic, such as that provided by the company's domain name portfolio or "direct navigation" traffic as it has become known in the industry.

Accordingly, the company has increased the rate at which it has been acquiring new domains, by deploying more resources and investing the bulk of its cash flow into purchasing new domain names. The company also continues to consolidate and optimize its existing domain name portfolio.

The emergence of the domain name traffic industry or "direct navigation" as an important niche market within the online advertising industry, has resulted in several notable corporate acquisitions during the year, including:

- In November 2004, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock). This was a very important transaction for the domain name industry, as it was the first significant domain name portfolio acquisition. Prior to the announcement of this transaction, there had been no effective pricing benchmarks for large-scale domain portfolios. Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or US$10 per unique visitor per month.

- In the February 2005, two US based venture capital funds acquired a majority interest in Buy Domains. Buy Domains is the owner of the largest portfolio of domain names in the world. It runs a very successful domain name resale business (i.e. the secondary market) selling its own domain names. The portfolio also generates significant traffic revenue. Details of the transaction were not been formally disclosed, but industry sources suggest that the performance metrics and pricing mechanism used for the transaction valued domain names in Buy Domain's portfolio were similar to the value attributed by Marchex to domains in Name Developments Ltd's portfolio.

The above transactions mark the likely start of further consolidation of the domain name portfolio industry over the next year. In recent months, there has been a significant increase in the number of new domain name registrations, as industry participants attempt to secure the last remaining commercially valuable domain name real estate prior to any further consolidation. Marchex estimates that the domain name traffic industry currently generates US$400 million per annum.

Dark Blue Sea Ltd, as both a participant in the paid placement search engine industry and as major supplier of domain name traffic, is ideally placed to directly benefit from the continued growth in the online advertising industry as a whole.

OPERATING RESULTS FOR THE YEAR

The consolidated entity experienced a substantial improvement in both operating revenue and net profit in the current financial year.

Revenue from ordinary activities in the current period was $22,297,758, almost doubling the $11,256,782 revenue in the previous period.

The group recorded a net profit from ordinary activities after income tax of $ 2,260,138 in the current year, a 171% increase compared to the net profit of $833,658 recorded during the previous year.

Operating costs incurred by the consolidated entity were $19,892,222 up from $10,422,006 in the previous period. This increase was primarily due to the 'cost of traffic', rising from $5,979,977 in 2004 to $14,203,579 in 2005. The cost of traffic consists of expensing the company's domain name acquisitions and renewals, as well as fees paid to affiliates, i.e. third party providers of Internet traffic to the Company.

Net cash in flows from operations during the current year were $2,386,200, compared to $1,746,650 reported for the previous year.

The positive cash flow position of the consolidated entity in the current year has resulted in cash on hand at the end of the current year increasing to $3,505,399 (up from $2,455,520 at the end of the previous year).

EBITDA for the current year was $3,086,497 compared to $1,722,141 recorded for the previous year.

Working capital of the consolidated entity increased from $2,224,827 in the previous period to $4,050,146 in the current period.

Shareholder Returns

The Board is dedicated to ensuring an adequate return on shareholders investments in the consolidated entity, both through accumulation of retained earnings/shareholders funds and an increasing share price, which reflects the improved financial performance of the group.

Although no dividend was paid or is payable for the current period, the Board is pleased to report that both the basic earnings per security (EPS) and the diluted EPS of the consolidated entity are now positive at 2.5¢ for the current year (up from 0.9¢ EPS and diluted EPS recorded for the previous year).

The share price continues to benefit from our improved financial performance and the strong strategic position of the Company within the online advertising industry.

Investments for Future Performance

During the current financial year, the Company's senior executives attended several industry conferences in the United States to promote the Company's existing businesses, to investigate new market opportunities and to meet with potential partners who could help to expand our business.

There are several new marketing initiatives, which have emerged as a result of meeting these potential partners, which the company has been progressively implementing. The benefits of these initiatives are starting to be realized, while the full impact is expected to emerge over the year.

Simultaneously, the group continues to consolidate and optimize its domain name portfolio, which continues to be one of the largest in the world both in terms of size and the volume of traffic it generates. The current size of the group's domain name portfolio is 425,000 domain names.

The domain name portfolio is viewed as an enduring asset having long-term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the group's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators. The domain name portfolio is also viewed as an appreciating asset, which will increase in value as the demand for domain name / direct navigation traffic grows and the prices paid for individual domains in the secondary domain sales market continues to rise.

REVIEW OF FINANCIAL CONDITION

Capital Structure

During the current financial year, the Company's share capital has undergone several changes, as a result of both an on-market buy-back and subsequent cancellation of 4.5 million ordinary shares and the new issue of 3,042,000 ordinary fully paid shares pursuant to the Company's Employee Share Option Plan. See Note 14(b) of the Financial Report for further details.

As at 30 June 2005, the group had no debt. The Company has been able to fund its ongoing business operations and capital acquisitions solely from its operating cash flow. This situation is subject to change should an appropriate opportunity arise.

Treasury Policy

Given that the company earns substantially all of its operating revenue in US dollars and yet the majority of its operating costs are paid in Australian dollars, the $AU/$US exchange rate can have a significant impact on the consolidated entity's financial performance.

Although the group does not have any currency hedging contracts in place, the group has a policy of ensuring that cash reserves are suitably split between $AU and $US, based on likely future expenditure requirements..

Cash from Operations

Net cash flows from operating activities in the current period were $2,386,200, up from $1,746,650 recorded in 2004. The increase in operating cash flow was due to a number of factors, including continued marketing of our core products, continued growth of the online advertising industry, optimisation of our domain name portfolio and the increased global demand for high quality Internet traffic (such as that provided by the company's domain name portfolio).

Receipts from customers increased from $11,277,145 in the previous period to $21,602,270 in the current period. However, the effect of this on net cash flows was largely offset by substantial increase in payments for domain name registration and renewal fees.

Liquidity and Funding

The group does not have any borrowings. It has a $3,000 line of credit via the company credit card facility, which was not in use at 30 June 2005.

The group has a term deposit of US$112,000 as security backing for standby letters of credit issued to one of the group's major suppliers, Verisign. Inc and AU$140,000 as security backing for a bank guarantee issued in favour of the landlord as security for the Company's leased office premises.

Risk Management

The Board and Senior Management have implemented a system of risk management and internal compliance and control, in order to minimise risk and mitigate any unforseen damage.

The group's risk management strategies are embodied in the Corporate Ethics Policies and the Corruption and Fraud Control Policy, the contents of which can be found on the Corporate Governance section of the groups' website located at http://darkbluesea.com/policies.html.

Furthermore, the Board and senior management are acutely aware of the prevailing industry trends and of the legal and commercial environment in which the group operates and has appointed a number of experienced employees to implement and monitor safeguards to ensure the group operates within those boundaries (with an acceptable degree of commercial risk).

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

During the current year, there have been no significant changes in the state of affairs of the group.

SIGNIFICANT EVENTS AFTER BALANCE DATE

There have been no significant events affecting the group that have occurred after balance date.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The main focus of the group over the upcoming period will be continuing to expand the number and volume of traffic sources in Dark Blue and Fabulous as well as the number of advertisers on the Roar / PageSeeker portals and the Dark Blue affiliate network. In addition, the group intends to register additional domain names and continue to optimise the revenue generating potential of its existing portfolio.

As the online advertising industry continues to grow, so too will the demand for high quality primary traffic. The group is ideally placed to capitalize on this increased demand, as the owner of one of the world's largest and most valuable domain name portfolios.

It is also expected that the groups own search engine portals will be improved and new features added in order to help the group attract new visitors to its sites. Higher volume of primary traffic will in turn enable the company to build a larger advertiser base and hence a greater market share of the current US$9.6 billion per annum online advertising industry.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Due to the nature of the business activities undertaken by the group, it is not subject to any environmental laws or regulations.

SHARE OPTIONS

Unissued Shares

As at the date of this report, there are 2,499,000 unissued shares under options, exercisable at $0.50 each (see Note 14(c) for further information).

Shares issued as a result of the exercise of options

During the current financial year, employees and directors exercised options to acquire 3,042,000 ordinary fully paid shares at an exercise price of $0.20 each, pursuant to the Company's Employee Share Option Plan (see Notes 14(b)(i) and 26 for further information)

INDEMINIFICATION OF DIRECTORS AND OFFICERS

The Company has entered into separate written agreements with each of the following directors, Vernon Alan Wills, Richard Edward Moore and Joseph Michael Ganim ("the Directors"), whereby the Company has agreed to:

a) Indemnify each of the Directors against any liability, cost, damage or expense suffered or incurred by them in the proper discharge of their duties as an officer of the Company; and

b) Pay all of the Director's reasonable legal costs and outlays of defending or opposing any claim made by any person (other than a Group Company) against the Director whilst acting in the proper discharge of his duties as an officer of the Company.

During the financial year, no claim has been made by any of the Directors under the said indemnities.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Dark Blue Sea Ltd and its wholly owned subsidiaries ("the Group").

Remuneration Policy

It is the Group's policy that remuneration of directors and executives is set and regularly reviewed in line with prevailing industry levels, in order to attract and maintain suitably qualified directors and key executives.

The Board has adopted a formal Performance Evaluation Policy for assessing the performance of Directors and Executives. A copy of this policy can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_remuneration.html.

The level of remuneration is also reviewed, taking into account the group's financial results and the individual's direct or indirect contribution to those results.

Although the group does not offer direct performance based bonuses, it does provide long-term equity based remuneration to directors and officers, via its employee share option plan. Details regarding the issue of share options under this plan are provided in Table 3 on page 26 of this Report and in Note 18(e) of the financial statements.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director, executive director and senior management remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to aggregate remuneration at a level, which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost, which is reasonable and acceptable to shareholders.

Structure

The Company's Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by general meeting. An amount not exceeding the amount so determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 28 November 2002, when shareholders approved an aggregate non-executive director's remuneration of $150,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The board considers amounts paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fee for being a director of the Company, and may elect to have the fee paid as either a base fee or superannuation contributions (or a combination of both).

Non-executive directors are encouraged by the board to hold shares in the Company as it is considered good governance for directors to have a stake in the Company. The non-executive directors are also eligible to participate in the Company's Employee Share Option Plan, subject to obtaining prior shareholder approval.

The remuneration of non-executive directors for the period ending 30 June 2005 is detailed in Table 1 on page 25 of this report.

Remuneration of executive director and senior management

Objective

The Company aims to reward executives with a level and mix of remuneration that is commensurate with their position and responsibilities within the Company.

Structure

Executives remuneration also comprises of a combination of fixed remuneration and variable incentive based remuneration.

The proportion of fixed remuneration and variable remuneration is established by the board (for the Chief Executive Officer) and by the Chief Executive Officer (for all other executives). See Table 1 on page 25 of this Report which contains details of the fixed and variable component of the remuneration of the Company's Chief Executive Officer, Mr. Richard Moore and Table 2 on page 25 for the remuneration of the 5 most highly remunerated senior managers of which the company has 2 executives that fit this definition.

Fixed Remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration, which is both appropriate to the position and is competitive in the market.

Pursuant to the Company's Remuneration Policy, fixed remuneration is reviewed annually by the board (for the Chief Executive Officer) and by the Chief Executive Officer (for all other executives). Fixed remuneration is reviewed by taking into account the performance of the company as a whole, relevant business units and the individual's performance. Fixed remuneration levels are also benchmarked against equivalent positions.

Structure

Senior managers are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles, laptop computers and expense payment plans. The method of payment is at the option of the recipient, but is subject to such payments not resulting in unreasonable additional administrative costs for the Company.

Variable Remuneration – Long Term Incentives (LTI)

Objective

The objective of the LTI plan is to reward senior managers in a manner that aligns this element of their remuneration with the creation of shareholder wealth. As such, LTI grants are only made to executives who are able to contribute to the sustainable financial performance of the company and to the long-term wealth generation for shareholders.

Structure

LTI grants to executives are in the form of equity-based remuneration, namely employee options.

Both executive and non-executive directors may be issued with employee options under the Company's Employee Share Option Plan, but only upon obtaining shareholder approval by way of ordinary resolution.

Other executive officers may be issued with employee options at the Board's discretion under the terms of the Company's Employee Share Option Plan.

Entitlement to this equity based remuneration component is subject to the director or executive satisfying a minimum period of continuous employment with the Company, being two (2) years from the date the options are issued.

The exercise price of employee options are also set at a price above the prevailing market share price, as an incentive for the executives to improve the financial performance and the underlying share price of the Company.

Given that the company operates in a newly emerging industry in which there are very few competitors to directly and accurately gauge the Company's relative performance, it was decided that performance hurdles based on financial comparisons with other companies was not suitable.

However, the board is of the opinion that issuing options at a premium to the current share price and subject to satisfying a minimum period of continuous employment has the same incentive effect as financial based performance criteria.

Table 3 on page 26 of the Report provides details of the options granted, the value of options and the vesting periods of options issued under the LTI Plan.

Company Performance

Although there are no specific performance hurdles or criteria that must be met in order to be entitled to exercise employee options, the Board does take into account the overall financial performance of the Company and the director or executives' contribution to achieving these results in assessing their entitlement to employee options.

As a guide, the Board has used the EBITDA, EPS and the listed share price of the Company over the last 3 financial years. Financial performance data for periods prior to October 2002 are not relevant and have not been provided, as the Company underwent a substantial change in business activities at this date.


EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
EBITDA
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
-$1,000,000
-$2,000,000
-$3,000,000
-$4,000,000
$1,722,141
$3,086,497
2004
2005


EARNINGS PER SHARE (EPS)
EPS
Cents
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-16.0
-13.4 ¢
0.9 ¢
2.5 ¢
2004
2005

ASX listed price for ordinary shares in Dark Blue Sea Ltd over the last 3 years (Source: Computershare):


DARK BLUE SEA LIMITED (ORDINARY FULLY PAID SHARES)
Price in Cents
AU $
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05

Employment Contracts

Mr Richard Moore, the Company's Chief Executive Officer is employed under contract. The key terms of Mr Moore's current contract are as follows:

- Contract is for a fixed term, from 1 April 2005 to 30 June 2007.
- Remuneration consists of a fixed salary of $200,000 per annum ("Base Salary") and five hundred thousand (500,000) options over ordinary shares exercisable at $0.50 each on or after 4 April, 2007 and expiring on 30 June, 2007 ("Options").
- Mr Moore is not entitled to any additional payout at the end of the term of employment and any unexercised Options will expire at the end of the term.
- Mr Moore may only resign prior to the end of the term in certain limited circumstances. If he resigns prior to the end of the term, Mr Moore is not entitled to any remuneration or compensation (other than any Base Salary accrued to the date of resignation). Any unexercised Options shall be forfeited.
- The Company may summarily terminate Mr Moore's employment contract with immediate effect. In such event, all unexercised Options would be forfeited. The Company may also terminate Mr Moore's employment contract by giving three (3) months written notice. In such instance, the Company will pay Mr Moore a termination payment equal to the Base Salary payable for the remainder of the term. The Options shall not lapse or be forfeited solely by reason of Mr Moore's employment being terminated on this basis.
- For a period of 12 months from the date of Mr Moore's cessation of employment for any reason, Mr Moore cannot participate or have an interest in a business that is in direct competition with the Company.

Table 1: Director remuneration for the year ended 30 June 2005

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees *	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options	Bonus	
Specified Directors								
V.A. Wills (Non-Executive Chairperson)								
2005	$60,000	-	-	-	-	-	-	$60,000
2004	$60,000	-	-	-	-	-	-	$60,000
J.M. Ganim (Non-Executive Director)					-			
2005	$5,000	-	-	$55,000	-	$45,290	-	$105,290
2004	$42,534	-	-	$17,466	-	$90,579	-	$150,579
R.E. Moore (Chief Executive Officer)								
2005	$162,500			$14,625		$82,804	-	$259,929
2004	$150,000	-	-	$13,500	-	$157,987	-	$321,487
Total Remuneration – Specified Directors								
2005	$227,500	-	-	$69,625	-	$128,094	-	$425,219
2004	$252,534	-	-	$30,966	-	$248,566	-	$532,066

* The shareholders have previously approved $150,000 in non-executive director remuneration, but only $120,000 has been allocated (being fair market remuneration for the two non-executive directors currently on the Company's board).

Table 2: Remuneration of the two most highly paid executive officers of the company for the year ended 30 June 2005

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options	Bonus	
Specified Executives								
G.J. Platz (Chief Financial Officer)								
2005	$111,738	-	-	$10,056	-	$54,057	-	$175,851
2004	$117,500	-	-	$10,575	-	$105,325	-	$233,400
D. Warner (Chief Operating Officer)								
2005	$112,876	-	$19,500	$10,159	-	$56,473	-	$199,008
2004	$100,464	-	$22,691	$8,899	-	$105,325	-	$237,379
Total Remuneration: Specified Executives								
2005	$224,614	-	$19,500	$20,215	-	$110,530	-	$374,859
2004	$217,964	-	$22,691	$19,474	-	$210,650	-	$470,779

Table 3: Options granted as part of remuneration for the year ended 30 June 2005 (in accordance with LTI Plan)

	Grant Date	**Grant Number**	**Vest**	**Value per option at grant date**	**Exercised**	**Value per options at exercise date**	**Value at date option lapsed**	**% of Remuneration**
R. Moore	4 April, 2005	500,000	4 April, 2007	$0.060953	N/A	N/A	N/A	2.34%
G. Platz	4 April, 2005	183,000	4 April, 2007	$0.060953	N/A	N/A	N/A	1.25%
D. Warner	4 April, 2005	500,000	4 April, 2007	$0.060953	N/A	N/A	N/A	3.38%

Parameters used in valuing the options:

The value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for the grant made in April 2005:

Stock price at grant date	$0.33
Exercise Price	$0.50
Volatility	50%
Risk-free interest rate	7%
Amortization period	24 months
Dividends	NIL

The fair values of the options are not recognized as expenses in the financial statements. However, had these options been expensed, they would be amortized equally over the vesting period, resulting in an employee benefits expense of $19,040 for the 2005 financial year. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). Refer to Note 27(b) of the Annual Financial Report.

Future Bonuses or Grants

The below table contains details of the future unamortised value of options issued to Specified Directors and Specified Executives, that will be exercisable in the financial years, after the financial year to which the report relates only if the person meets the service and performance criteria for the bonus or grant.

Specified Directors	Value of future bonus or grant
V.A. Wills (Non- Executive Chairperson	NIL
J.M. Ganim (Non-Executive Director)	NIL
R.E. Moore (Chief Executive Officer)	$26,666
Specified Executives	
G.J. Platz (Chief Financial Officer)	$9,760
D. Warner (Chief Operating Officer)	$26,666

DIRECTORS' MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director was as follows:

Director	Directors' Meetings		Audit Committee Meetings	
	Number of meetings held whilst in office	Number of meetings attended	Number of meetings held whilst in office	Number of meetings attended
V.A. Wills	12	12	2	2
R.E. Moore	12	12	N/A	N/A
J.M. Ganim	12	12	2	2

Committee membership

As at the date of this report, the company had an Audit Committee comprising of the following members:

Joseph Michael Ganim (Chairperson)
Vernon Alan Wills

TAX CONSOLIDATION

Effective 1 July, 2003, Dark Blue Sea Ltd and its 100% owned Australian subsidiaries elected to form a tax consolidated group, for the purposes of income taxation treatment. Members of the group have entered into a tax sharing arrangement. In addition, the agreement provides for the allocation of income tax liabilities between the entities, should the parent company default on its tax payment obligations. Dark Blue Sea Ltd has agreed, that whilst the agreement allows for income tax expense to be allocated to the members on a pro rata basis, it will account for and pay the income tax obligations on behalf of the group. At the balance date, the possibility of Dark Blue Sea defaulting on its obligations is remote.

ERNST & YOUNG

■ 1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

■ Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Dark Blue Sea Limited

In relation to our audit of the financial report of Dark Blue Sea Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Alison de Groot
Partner
30 September 2005

NON-AUDIT SERVICES

The Company's auditor has not provided any non-audit services to the Company in the financial year ended 30 June 2005.

Signed in accordance with a resolution of the directors.

For and on behalf of the Board

Richard Edward Moore
Chief Executive Officer

Brisbane, 30 September, 2005

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Dark Blue Sea Ltd is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Dark Blue Sea Ltd on behalf of shareholders and other stakeholders to whom they are accountable.

In order to maintain the highest standards of corporate governance to maximise performance of the company, accountability of the Board and to ensure that the interests of stakeholders are protected, the Company has adopted and adhered the principles of corporate governance, as set out below.

To ensure that the Board follows best practices in regard to discharging its powers and responsibilities, it has, so far as practicable, adopted and implemented the Australian Stock Exchange Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations ("the Recommendations").

The Board has adopted a number of formal charters or policies to assist the Board in ensuring that the Recommendations are implemented and adhered to. Copies of these policies can be found on the corporate governance section of the Company's website located at http://darkbluesea.com/policies.html.

In accordance with ASX Listing Rule 4.10.3, the Company provides the following statement, setting out what steps have been taken by the Board to implement the Recommendations and where the Company's Corporate Governance practices diverge from the Recommendations, the reasons why a particular Recommendation has not been followed.

Unless expressly stated otherwise, the Company has been fully compliant with the Recommendations for the entire reporting period.

Structure the Board

The Company has appointed a Board comprising of suitably qualified persons to properly discharge its responsibilities and duties. The skills, experience and expertise relevant to the position of director held by each director in office at the date of this report are included in the Directors Report.

The Board operates under a formal Board Charter, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_boardcharter.html.

Throughout the current reporting period, the majority of the Board did not consist of "independent directors" as that term is defined in Box 2.1 of Recommendations for following reasons:

- Mr. Richard Moore is the Chief Executive Officer of the Company and hence is not considered to be independent pursuant to Item 2 of Box 2.1;
- Mr. Vernon Wills is a substantial shareholder of the Company and hence is not considered to be independent pursuant to Item 1 of Box 2.1;
- Mr. Joseph Ganim is a partner of the firm Hopgood Ganim Lawyers, who are the primary supplier of external legal services to the Company. Being a material supplier to the Company, Mr. Ganim is not considered to be independent pursuant to Item 4 of Box 2.1.

However, the Board is of the considered opinion that the above circumstances do not interfere with or compromise the ability of the respective directors to exercise their powers in an unfettered and independent manner. All three directors having extensive experience as independent directors on Boards of a number of unrelated companies (see Directors Report for further details).

Furthermore, given the size of the Board prior to the introduction of the Recommendations, the relatively small size of the Company and specialized nature of the industry in which the Company operates, it would have placed an unreasonable additional financial burden on the Company to find and remunerate four (4) new suitably qualified people to join the Board in order to achieve a majority independent status.

The Company has not complied with Recommendation 2.2 during the current period, given that the Company's Chairperson; Mr. Vernon Wills is a substantial shareholder of the Company.

However, the Board is of the considered opinion that these circumstances do not compromise the ability of Mr Wills to exercise his powers and responsibilities as Chairperson in an unfettered and independent manner and in the best interests of the Company as a whole.

Mr Wills has extensive experience serving as a director of a number of publicly listed companies and is also the Chairperson of a large market research and corporate advisory compony Enhance Corporate Pty Ltd.

Furthermore, given the specialized nature of the industry the Company is involved with, it was not practicable for the Company to find a new independent chairperson who was suitably qualified for the role.

Audit Committee

The Company has established an Audit Committee which operates under a formal charter approved by the Board, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_audit.html

The members of the audit committee during the year were:

Joseph Michael Ganim (Chairperson)
Vernon Alan Wills

Qualifications of audit committee members

Mr Joseph Ganim heads the corporate/commercial litigation division of Hopgood Ganim Lawyers in Brisbane. He has extensive experience in all facets of negotiation, including complex litigious and commercial matters and represents a wide range of public and large private corporations on both a national and international level. Mr Ganim holds a number of Board positions and is Chairman of Eumundi Brewing Group Ltd.

Mr Vernon Wills has an extensive history within the Investment and Finance Industry, having been instrumental in establishing and operating a large Securities Dealer and Superannuation Funds Management Company. He has served as a Director with public listed companies within the finance and investment and mining industries. He is Chairman of Operating Entities for Enhance Group which includes Enhance Management Pty Ltd, a leading Queensland market research firm; Enhance Corporate, a corporate advisory company involved in economic analysis, feasibility studies, project analysis and issues management; and Enhance Capital, a licensed securities dealer and financial advisory company. He is also a member of the Audit Committees for the Major Sports Facilities Authority.

The constitution of the Company's Audit Committee was not in compliance with Recommendation 4.3 during the current period. Given that the Board had no independent directors during the current period (see above), it was not able to appoint any independent directors to sit on the audit committee.

Furthermore, given that the company only has two non-executive directors, the audit committee could only comprise of the same two persons, without reconstituting the Board. As discussed in the commentary to Recommendation 2.1 above, the Board was of the considered opinion that it would have placed an unnecessary and unreasonable additional financial burden on the Company to appoint and remunerate four (4) new suitably qualified non-executive directors.

Performance of the Board

Given the relatively small size of the Company, it is the considered opinion of the Board that it is appropriate for the Board as a whole to be responsible for judging the performance of individual directors and assessing their suitability for reappointment. Accordingly, it was decided not to establish a separate nomination committee as suggested by Recommendation 2.4.

The Chief Executive Officer is responsible for monitoring and assessing the performance of key executives and reporting his assessment to the Board.

The performance of both individual directors and key executives is determined according to both qualitative and quantitative criteria, as set out in the Company's Performance and Evaluation Policy, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_performance.html

Remuneration of Directors and Executives

Given the size of the company and the number of directors on the Board, the Board made the decision that it was not feasible or practicable to establish a separate remuneration committee as suggested by Recommendation 9.2 and hence was not complying with this recommendation throughout the current period.

The Board is of the considered opinion that it is appropriate for the Board to set the remuneration of individual directors (in line with amounts authorized by shareholders) as well as that of senior executives, guided by the terms of the company's Remuneration Policy, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_remuneration.html

The practices and procedures contained in this policy are designed to attract and maintain talented and motivated directors and employees so as to encourage enhanced performance of the Company. Remuneration is regularly reviewed in line with prevailing industry levels, in order to attract and maintain key executives and suitably qualified directors.

A full discussion of the Company's remuneration policy, framework and the remuneration received by directors and executives in the current period are contained in the Remuneration Report section of the Directors Report.

Shareholders Communication Strategy

Dark Blue Sea Ltd is dedicated to ensuring that shareholders are provided with information about the Company to enable them to exercise their rights as shareholders in an informed manner.

As part of this strategy, the Company has an Investor Relations section on its website located at http://darkbluesea.com/investor.html, whereby stakeholders and other interested parties can access all recent and past company announcements and statutory filings made with the Australian Stock Exchange to keep informed of the companies business and financial activities.

STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 30 JUNE 2005	*Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2005	2004	**2005**	2004
		$	$	$	$
REVENUES FROM ORDINARY ACTIVITIES					
Rendering of services	2	22,117,531	10,956,231	-	119,047
Non operating revenue	2	180,227	300,551	1,372	115
Total revenue		22,297,758	11,256,782	1,372	119,162
EXPENSES FROM ORDINARY ACTIVITIES					
ASX Fees		34,512	-	34,512	-
Cost of traffic	3	14,203,579	5,979,977	-	-
Depreciation & amortisation	3	680,961	887,365	-	-
Salaries, wages and related costs		3,091,475	2,361,993	120,000	-
Computer hosting & bandwidth		273,665	231,652	-	-
Rent		137,971	56,914	-	-
Reduction in Provision for Doubtful Debts		(88,439)	-	-	-
Travelling		324,072	-	-	-
Provision/(reversal) for diminution of investments	3	-	-	(2,559,283)	(868,102)
Other expenses from ordinary activities		1,234,426	904,105	607	153,606
TOTAL EXPENSES		19,892,222	10,422,006	(2,404,164)	(714,496)
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		2,405,536	834,776	2,405,536	833,658
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	145,398	1,118	145,398	-
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		2,260,138	833,658	2,260,138	833,658
NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF DARK BLUE SEA LIMITED	15	2,260,138	833,658	2,260,138	833,658
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		2,260,138	833,658	2,260,138	833,658
Basic earnings per share (cents per share)	23	2.5¢	0.9¢		
Diluted earnings per share (cents per share)	23	2.5¢	0.9¢		

* The Statement of Financial Performance should be read in conjunction with the attached notes.

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2005	*Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2005	2004	**2005**	2004
		$	$	$	$
CURRENT ASSETS					
Cash assets		3,505,399	2,455,520	258,026	2,800
Receivables	5	1,592,465	669,847	1,237,453	1,983,093
Other	6	1,815,717	958,680	-	-
Tax assets	4	124,928	-	124,928	-
TOTAL CURRENT ASSETS		7,038,509	4,084,047	1,620,407	1,985,893
NON-CURRENT ASSETS					
Other financial assets	7	-	-	4,023,937	1,464,654
Plant and equipment	8	357,745	245,454	-	-
Intangible assets	9	489,963	974,043	-	-
TOTAL NON-CURRENT ASSETS		847,708	1,219,497	4,023,937	1,464,654
TOTAL ASSETS		7,886,217	5,303,544	5,644,344	3,450,547
CURRENT LIABILITIES					
Payables	10	2,506,134	1,651,431	512,673	6,223
Provisions	11	211,903	207,789	-	-
Tax Liabilities	4	270,326	-	270,326	-
TOTAL CURRENT LIABILITIES		2,988,363	1,859,220	782,999	6,223
NON-CURRENT LIABILITIES					
Payables	12	16,509	-	-	-
Provisions	13	20,000	-	-	-
TOTAL NON-CURRENT LIABILITIES		36,509	-	-	-
TOTAL LIABILITIES		3,024,872	1,859,220	782,999	6,223
NET ASSETS		4,861,345	3,444,324	4,861,345	3,444,324
EQUITY					
Contributed equity	14	13,502,026	14,345,143	13,502,026	14,345,143
Accumulated losses	15	(8,640,681)	(10,900,819)	(8,640,681)	(10,900,819)
TOTAL EQUITY		4,861,345	3,444,324	4,861,345	3,444,324

* The Statement of Financial Position should be read in conjunction with the attached notes.

STATEMENT OF CASH FLOWS

YEAR ENDED 30 JUNE 2005	*Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2005	2004	**2005**	2004
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers and other income		21,602,270	11,277,145	-	119,047
Payments to suppliers and employees		(19,349,556)	(9,595,507)	(168,270)	(179,364)
Interest Received		53,335	24,117	1,372	115
Interest Paid		(155)	(6)	(38)	-
Income tax paid		-	(1,118)	-	-
Goods & services tax (remitted to)/refunded from the ATO		80,306	42,019	-	9,435
NET CASH FLOWS FROM OPERATING ACTIVITIES	24(a)	2,386,200	1,746,650	(166,936)	(50,767)
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES					
Proceeds from sale of plant and equipment		2,241	664	-	-
Proceeds from sale of domain names		4,344	81,038	-	-
Purchase of plant and equipment		(284,155)	(60,406)	-	-
Purchase of Domain names		(28,443)	(264,151)	-	-
Movement in Security deposits		53,045	(53,087)	-	-
Advances from (to) controlled entity		-	-	1,255,115	53,086
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		(252,968)	(295,942)	1,255,115	53,086
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES					
Proceeds from issue of shares		608,400	-	608,400	-
Payment for share buy-back		(1,451,517)	-	(1,451,517)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		(843,117)	-	(843,117)	-
NET CASH INCREASE/(DECREASE) IN CASH HELD		1,290,115	1,450,708	245,062	2,319
Add opening cash brought forward		2,455,520	951,069	2,800	481
Effects of exchange rate on cash		(240,236)	53,743	10,164	-
CLOSING CASH CARRIED FORWARD	24(b)	3,505,399	2,455,520	258,026	2,800

* The Statement of Cash Flows should be read in conjunction with the attached notes.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general-purpose financial report that has been prepared in accordance with the requirements of the Corporations Act 2001 that included applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Dark Blue Sea Limited (the parent entity) and all entities that Dark Blue Sea Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies, which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Notes continued
30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(e) Cash and cash equivalents

Cash on hand and in banks and short-terms deposits are stated at the nominal value.

For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Prepayments

Prepayments are recorded at cost. They are amortised over their useful life, which is not greater than 12 months.

(h) Investments

Non-current investments are carried at the lower of cost and recoverable amount.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount the expected net cash flows have not been discounted to their present values.

Notes continued
30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Plant and equipment

Cost and valuation

All items of plant and equipment are measured at cost. Items of plant and equipment comprising a class of non-current asset are written off over their estimated useful life.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment, other than freehold land.

Major depreciation periods are	**2005**	**2004**
Computer equipment	2 to 4 years	2 to 4 years
Leasehold improvements	The lease term	The lease term
Office furniture	5 to 10 years	5 to 10 years
Software	3 years	3 years

(k) Intangibles

Patents and trademarks, including premium domain names

Patents and trademarks are stated at cost.

Premium domain names and product development costs are stated at cost and are amortised over their estimated useful lives being 2-5 years. The "Traffic domain name portfolio" is amortised over 5 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

(l) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(m) Loans and borrowing

All loans are measured at the principal amount. Interest (if applicable) is charged as an expense as it accrues.

Notes continued
30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transactions costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

(p) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. In relation to the rendering of services, revenue is recognised when control of the right to be compensated for the services can be reliably measured. Revenue received in advance is brought to account as services are rendered.

Advertising click revenue:

Revenue is recorded when an Internet user clicks on a paying advertiser's link.

Domain registrations & domain sales:

Revenue is recorded when new domain names are registered with Fabulous.com or company owned domains are sold on FabulousDomains.com.

Subscriptions revenue:

Subscription revenue is recorded when customers sign up to play the "Unreal Racing" horse racing game.

Unearned Revenue:

Unearned advertising click revenue is received when a customer deposit funds into the company's account prior to services being provided (i.e. prepaid advertising on the PageSeeker/Roar advertising portals). Unearned revenue is accounted for as a current liability/payable.

(q) Taxes

Income taxes:

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between when items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. Net future income tax benefits regarding tax losses/timing differences are not carried forward as an asset unless the benefit is almost certain of being realised

Notes continued
30 June 2005

(q) Taxes (cont'd)

Tax Consolidation:

Effective 1 July, 2003, Dark Blue Sea Ltd and its 100% owned Australian subsidiaries elected to form a tax consolidated group, for the purposes of income taxation treatment. Members of the group have entered into a tax sharing arrangement. In addition, the agreement provides for the allocation of income tax liabilities between the entities, should the parent company default on its tax payment obligations. The parent entity of the tax consolidation group is Dark Blue Sea Ltd.

Dark Blue Sea Ltd has agreed, that whilst the agreement allows for income tax expense to be allocated to the members on a pro rata basis, it will account for and pay the income tax obligations on behalf of the group. At the balance date, the possibility of Dark Blue Sea Ltd defaulting on its obligations is remote.

Goods and Services Tax (GST):

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisitions of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flow on a gross basis and the GST component of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the Australian Taxation Office, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(r) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries and annual leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits and other leave benefits; and
- other types of employee benefits

are recognised against profits on a net basis in their respective categories. The value of the equity-based compensation scheme described in note 26 is not being recognised as an employee benefits expense.

Any contributions made to the superannuation funds by entities within the consolidated entity are charged against profits when due.

Notes continued
30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(s) Ability to pay debts

For the year ended 30 June 2005, the group recorded a net profit after tax of $ 2,260,138 (2004: net profit of $833,658).

The financial statements have been prepared on a going concern basis. The Directors believe this basis is appropriate because, in their opinion, the company and the group have sufficient cash reserves available to meet its debts as and when they fall due.

(t) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with the dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

Divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
2. REVENUES FROM ORDINARY ACTIVITIES					
Revenue from operating activities					
Rendering of services					
- Advertising click revenue		19,645,491	10,018,605	-	-
- Domain registrations & Domain sales		2,365,460	785,152	-	-
- Subscriptions revenue		38,723	143,176	-	-
- Other		67,857	9,298	-	119,047
Total revenue from operating activities		22,117,531	10,956,231	-	119,047
Revenue from non operating activities					
Interest - other persons/corporations		53,335	24,117	1,372	115
Other income		120,307	194,732	-	-
Proceeds from disposal of plant & equipment		6,585	81,702	-	-
Total revenue from non operating activities		180,227	300,551	1,372	115
Total revenues from ordinary activities		22,297,758	11,256,782	1,372	119,162

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
3. EXPENSES AND LOSSES / (GAINS)					
a) Cost of traffic		14,203,579	5,979,977	-	-
Depreciation of non-current assets					
Computer equipment		120,804	283,034	-	-
Furniture and equipment		21,304	24,403	-	-
Leasehold improvements		-	57,720	-	-
Software		26,889	36,418	-	-
Total depreciation of non-current assets		168,997	401,575	-	-
Amortisation of non-current assets					
Intellectual property		366,660	366,660	-	-
Premium domain names & traffic domains		145,304	119,130	-	-
Total amortisation of non-current assets		511,964	485,790	-	-
Total depreciation & amortisation expense		680,961	887,365	-	-
Borrowing costs expense					
Interest expense		155	6	38	-
Reversal of Provision for Doubtful Debts no longer required		(88,439)	-	-	-
Operating lease rentals - minimum lease payouts		137,971	60,230	-	-
b) Losses / (Gains)					
Net on disposal premium domain names		-	(47,936)	-	-
Net Foreign Currency (Gains) / Losses		240,236	(53,743)	(10,164)	-
Net (gain)/loss on disposal of plant & equipment and non-premium domain names		(3,158)	6,699	-	-
c) Specific items					
Provision/(reversal) for diminution of investments in controlled entities –refer note 7.		-	-	(2,559,283)	(868,102)

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
4. INCOME TAX					
a) The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements as follows:					
Prima facie tax on profit/(loss) from ordinary activities		721,661	250,436	721,661	250,097
Tax effect of permanent differences					
Capital raising expenses pre 2003		(23,681)	-	-	-
Non-allowable travel and entertaining		2,052	94	-	-
Non-allowable amortisation and write off of intangibles		138,431	143,473	-	-
Non-allowable write (up)/down of investment		-	-	(767,785)	(260,431)
Profit on sale of Fixed assets		-	(12,371)	-	-
Deferred Tax Assets not previously brought to account		(124,928)	-	-	-
Deferred Tax Assets in current year		(44,105)	-	-	-
Prior year losses not recognised/(utilised)		(524,032)	(381,632)	-	10,334
Under provision of previous year		-	1,118	-	-
(Benefit)/Expense transferred (to)/from group due to tax consolidation		-	-	191,522	-
Income tax expense attributable to ordinary activities		145,398	1,118	145,398	-
Deferred tax assets and liabilities					
Current tax payable		270,326	-	270,326	-
Future income tax benefit		124,928	-	124,928	-
Income tax losses					
Future income tax benefit arising from tax losses not recognised at recording date, as realisation of a benefit is not regarded as virtually certain.		-	491,227	-	491,227

This future income tax benefit will only be obtained if:

a) future assessable income is derived of a nature and of an amount to enable the benefit to be realised

b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

c) no changes in tax legislation adversely affect the consolidated entity realising the benefit.

Franking account balance Franking account balance as at end of financial year at 30% (2004: 30%)	-	-	-	-

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
5. RECEIVABLES					
Trade debtors		128,246	203,327	-	-
Other debtors		1,554,295	726,260	996	629
Less Provision for doubtful debts		(90,076)	(259,740)	-	-
Other receivables		-	-	-	-
Amounts other than trade debts receivables from related parties:					
Wholly -owned group					
- controlled entities		-	-	1,236,457	1,982,464
		1,592,465	669,847	1,237,453	1,983,093
a) Related party receivables					
Wholly-owned group					
- controlled entities		-	-	1,236,457	1,982,464
b) Australian dollar equivalents					
Australian dollar equivalent of amounts receivable in foreign currencies not effectively hedged:					
- United States Dollars		1,551,715	918,024	-	-

c) Terms and conditions

Terms and conditions relating to the above financial instruments

i) Trade debtors are non-interest bearing and generally on 7 to 30 day terms

ii) Sundry debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

iii) Amounts receivable from controlled entities are:

- non interest bearing
- unsecured
- have no repayment terms

Notes continued
30 June 2005

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2005	2004	**2005**	2004
		$	$	$	$
6. OTHER ASSETS (CURRENT)					
Prepayments		1,456,965	546,883	-	-
Security deposits		358,752	411,797	-	-
		1,815,717	958,680	-	-

i) Prepayments are amortised over a period of not more than 12 months.

ii) Security deposits - these are cash deposited with the National Australia Bank as security for:

- NAB merchant facilities
- Corporate credit card facility
- Bank guarantee for landlord as security on leased premises
- Standby letter of credit issued by NAB in favour of Network Solutions Inc. This is a security deposit to enable Fabulous to trade as an ICANN accredited domain registrar.

Notes continued
30 June 2005

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
7. OTHER FINANCIAL ASSETS (NON CURRENT)					
Investments at cost comprise:					
- Controlled Entities - Unlisted	26	-	-	9,960,106	9,960,106
- Provision for diminution		-	-	(5,936,169)	(8,495,452)
		-			
		-	-	4,023,937	1,464,654

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
8. PLANT AND EQUIPMENT					
Office Furniture & Equipment					
At Cost		188,200	184,287	-	-
Accumulated Depreciation		(104,625)	(83,140)	-	-
		83,575	101,147	-	-
Computer Equipment					
At Cost		1,219,083	926,728	-	-
Accumulated Depreciation		(950,021)	(810,315)	-	-
		269,062	116,413	-	-
Leasehold Improvements					
At Cost		-	211,013	-	-
Accumulated Depreciation		-	(211,013)	-	-
		-	-	-	-
Software					
At Cost		132,117	128,014	-	-
Accumulated Depreciation		(127,009)	(100,120)	-	-
		5,108	27,894	-	-
Total Plant & Equipment		357,745	245,454	-	-
a) Reconciliations					
Office Furniture & Equipment					
Carrying amount at beginning		101,147	119,923	-	-
Additions		4,846	12,990	-	-
Disposals		(1,114)	(7,363)	-	-
Depreciation expense		(21,304)	(24,403)	-	-
Write down of carrying value		83,575	101,147	-	-
Computer Equipment					
Carrying amount at beginning		116,413	352,526	-	-
Additions		275,206	46,921	-	-
Disposals		(1,753)	-	-	
Depreciation expense		(120,804)	(283,034)	-	-
Write down of carrying value		269,062	116,413	-	-

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
8. PLANT AND EQUIPMENT (cont'd)					
Leasehold Improvements		-	-	-	-
Carrying amount at beginning		-	57,720	-	-
Additions		-	-	-	-
Depreciation expense		-	(57,720)	-	-
		-	-	-	-
Software					
Carrying amount at beginning		27,894	63,818	-	-
Additions		4,103	494	-	-
Disposals		-	-	-	-
Depreciation expense		(26,889)	(36,418)	-	-
Write down of carrying value		-	-	-	-
		5,108	27,894	-	-
9. INTANGIBLES					
Premium domain names		503,888	503,888	-	-
Accumulated amortisation		(338,602)	(243,825)	-	-
		165,286	260,063	-	-
Traffic domain name portfolio		291,783	263,999	-	-
Accumulated amortisation		(58,786)	(8,359)	-	-
		232,997	255,640	-	-
Pageseeker IP		1,100,000	1,100,000	-	-
Accumulated amortisation		(1,008,320)	(641,660)	-	-
		91,680	458,340	-	-
Goodwill on Consolidation		5,601,288	5,601,288	-	-
Accumulated amortisation		(1,487,465)	(1,487,465)	-	-
Recoverable amount write-down		(4,113,823)	(4,113,823)	-	-
		-	-	-	-
Patents, trademarks & other		639,887	639,887	-	-
Accumulated amortisation		(316,188)	(316,188)	-	-
Recoverable amount write-down		(323,699)	(323,699)	-	-
		-	-	-	-
		489,963	974,043	-	-

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
10. PAYABLES					
Trade creditors		39,780	14,895	2,865	6,223
Other creditors and accruals		1,931,022	1,271,364	700	-
Unearned revenue		535,332	365,172	-	-
Amounts other than Trade Accounts Payable from Related Parties:					
Wholly-owned group					
- Controlled Entities		-	-	509,108	-
		2,506,134	1,651,431	512,673	6,223
a) Australian dollar equivalents					
Australian dollar equivalent of amounts payable in foreign currencies not effectively hedged:					
- United States Dollars		2,302,586	1,492,098	-	-

b) Terms and conditions

Terms and conditions relating to the above financial instruments

i) Trade Creditors are non-interest bearing and are normally settled on 30-day terms.

ii) Other Creditors are non-interest bearing and have terms of between 30 – 60 days

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
11. PROVISIONS (CURRENT)					
Employee benefits	26	201,903	152,949	-	-
Other		10,000	54,840	-	-
		211,903	207,789	-	-

(a) Other Provisions

(i) Provision for chargebacks - $ 10,000 (2004 - $44,500).

This amount represents a general provision for a loss of credit card revenue through "chargebacks". The company collects a large percentage of its revenue through online processing of credit cards. A charge back occurs when a customer disputes the transaction with their bank, which they're able to do because there is no signature in an online process. The level of the provision is estimated based on our experience and the level of recent revenue collected by credit cards.

Notes continued
30 June 2005

	CONSOLIDATED		DARK BLUE SEA LIMITED	
	2005	2004	2005	2004
	$	$	$	$
12. PAYABLES (NON CURRENT)				
Future Operating Lease Rentals	16,509	-	-	-
	16,509	-	-	-
13. PROVISIONS NON-CURRENT				
Provision for Long Service Leave	20,000	-	-	-
	20,000	-	-	-

Notes continued
30 June 2005

14. CONTRIBUTED EQUITY	CONSOLIDATED		DARK BLUE SEA LIMITED	
	2005 $	2004 $	2005 $	2004 $
a) Issued and paid up capital	13,502,026	14,345,143	13,502,026	14,345,143
Ordinary shares fully paid	13,502,026	14,345,143	13,502,026	14,345,143

b) Movements in shares on issue	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Beginning of the financial year	88,696,629	$14,345,143	88,696,629	$14,345,143
Issued during the year				
i) Conversion of Employee Options	3,042,000	$608,400	-	-
Cancelled during the year				
ii) Share buy-back	(4,500,000)	($1,451,517)	-	-
End of the financial year	87,238,629	$13,502,026	88,696,629	$14,345,143

i) Between 1 January 2005 and 30 June 2005, 3,042,000 options over ordinary shares exercisable at $0.20 each, previously issued to selected employees pursuant to the Company's Employee Share Option Plan, were exercised.

(ii) Between 20 April 2005 and 16 May 2005, the Company undertook an on-market buy-back of 4,500,000 ordinary fully paid shares.

The amount of $1,451,517 includes brokerage fees.

c) Share Options

Total outstanding options
At the end of the year, there were 2,499,000 unissued ordinary shares in respect of which options were outstanding. (2004: 4,066,000)
Options over ordinary shares expired:

1. On 30 June, 2005, 1,000,000 options over ordinary shares with an exercise price of $0.20 expired;
2. On 30 June, 2005, 24,000 employee options over ordinary shares with an exercise price of $0.20 expired;

Employee share scheme
On 4 April 2005, 2,499,000 employee options were issued over ordinary shares, exercisable at $0.50 on or after 4 April 2007 and expiring 30 June 2007 ("new employee options"). As at 30 June 2005, none of the new employee options had been forfeited. Further details are provided in note 26.

d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up of the company, to participate in the proceeds from the sale of surplus assets in proportion to the number and amounts paid up on shares held.

Notes continued
30 June 2005

	Notes	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	DARK BLUE SEA LIMITED 2005 $	DARK BLUE SEA LIMITED 2004 $
15. ACCUMULATED LOSSES RECONCILIATION					
Balance at beginning of the year		(10,900,819)	(11,734,477)	(10,900,819)	(11,734,477)
Add Profit/(Loss) for the year		2,260,138	833,658	2,260,138	833,658
Balance at the end of the year		(8,640,681)	(10,900,819)	(8,640,681)	(10,900,819)
16. EXPENDITURE COMMITMENTS					
Lease expenditure commitments:					
Operating leases (non-cancellable)					
- Not later than one year		144,919	137,400	-	-
- Later than one year and not later than five years		458,510	545,250	-	-
- Aggregate lease expenditure contracted for at balance date		603,429	682,650	-	-
17. AUDITORS' REMUNERATION					
Amounts received or due and receivable by the auditors of the company for:					
- Audit / review of the financial report of the entity and the other entities in the consolidated group		51,077	48,950	-*	33,750
		51,077	48,950	-	33,750

* All audit fees in relation to the audit of the group which includes the audit of the company, Dark Blue Sea Limited have been expensed in the subsidiary company DBS Administration Pty Ltd.

Notes continued
30 June 2005

18. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives:

(i) *Specified directors*

V.A. Wills	Chairman (non-executive)
R.E. Moore	Director and Chief Executive Officer
J.M. Ganim	Director (non-executive)

(ii) *Specified executives*

G.J. Platz	Chief Financial Officer
D. Warner	Chief Operating Officer

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

It is the group's policy that remuneration of directors and executives is set and regularly reviewed in line with prevailing industry levels, in order to attract and maintain suitably qualified directors and key executives.

The Board has adopted a formal Performance Evaluation Policy for assessing the performance of Directors and Executives. A copy of this policy can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_remuneration.html.

The level of remuneration is also reviewed, taking into account the group's financial results and the officer's direct or indirect contribution to those results.

Although the group does not offer direct performance based bonuses, it does provide long-term equity based emoluments to directors and executives via its employee share option plan. Details regarding the issue of share options under this plan are provided in note 18 of the financial statements.

Notes continued

30 June 2005

18. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(ii) *Remuneration of Specified Directors and Specified Executives*

Details of the nature and amount of each element of the emolument of each director of the company and group and each of the executive officers of the company and group receiving the highest emolument for the financial year are as follows:

		Primary			**Post Employment**		**Equity**	**Other**	**Total**
		Salary & Fees	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options	Bonus	
Specified Directors									
V.A. Wills									
	2005	$60,000	-	-	-	-	-	-	$60,000
	2004	$60,000	-	-	-	-	-	-	$60,000
J.M. Ganim									
	2005	$5,000	-	-	$55,000	-	$45,290	-	$105,290
	2004	$42,534	-	-	$17,466	-	$90,579	-	$150,579
R.E. Moore									
	2005	$162,500	-	-	$14,625	-	$82,804	-	$259,929
	2004	$150,000	-	-	$13,500	-	$157,987	-	$321,487
Total Remuneration: Specified Directors									
	2005	$227,500	-	-	$69,625	-	$128,094	-	$425,219
	2004	$252,534	-	-	$30,966	-	$248,566	-	$532,066
Specified Executives									
G.J. Platz									
	2005	$111,738	-	-	$10,056	-	$54,057	-	$175,851
	2004	$117,500	-	-	$10,575	-	$105,325	-	$233,400
D. Warner									
	2005	$112,876	-	$19,500	$10,159	-	$56,473	-	$199,008
	2004	$100,464	-	$22,691	$8,899	-	$105,325	-	$237,379
Total Remuneration: Specified Executives									
	2005	$224,614	-	$19,500	$20,215	-	$110,530	-	$374,859
	2004	$217,964	-	$22,691	$19,474	-	$210,650	-	$470,779

Notes continued
30 June 2005

18. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(c) Remuneration options: Granted and vested during year

Details of options granted to specified directors or specified executives during the current financial year are as follows:

Terms and Conditions for each grant of Options.

	Remunerations Options Vested	Options Granted as Remuneration	Grant Date	Value per Option at Grant Date ($)	Exercise Price per Share ($)	First Exercise Date	Last Exercise Date
Specified Directors							
V.A. Wills	-	-	-	-	-	-	-
R.E. Moore	750,000	500,000	4 Apr 05	$0.060953	$0.50	4 April 2007	30 June 2007
J.M. Ganim	430,000	-	-	-	-	-	-
Specified Executives							
G.J. Platz	500,000	183,000	4 Apr 05	$0.060953	$0.50	4 April 2007	30 June 2007
D. Warner	500,000	500,000	4 Apr 05	$0.060953	$0.50	4 April 2007	30 June 2007
Total	2,180,000	1,183,000					

(d) Shares issued on exercise of remuneration options

Details of remuneration options exercised during the current financial year are as follows:

	Options exercised
Specified Directors	
V.A. Wills	NIL
R.E. Moore	750,000
J.M. Ganim	430,000
Specified Executives	
G.J. Platz	500,000
D. Warner	500,000
Total	**2,180,000**

(e) Option holdings of Specified Directors and Specified Executives

	Balance at beginning of period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at end of period	Balance at 30 June, 2005		
	1 July, 2004				30 June, 2005	Total	Not exercisable	Exercisable
Specified Directors								
V.A. Wills	NIL	-	-		-	NIL	-	-
R.E. Moore	750,000	500,000	750,000		500,000	500,000	500,000	-
J.M. Ganim	430,000	-	430,000		NIL	NIL	-	-
Specified Executives								
G.J. Platz	500,000	183,000	500,000	-	183,000	183,000	183,000	-
D. Warner	500,000	500,000	500,000	-	500,000	500,000	500,000	-
			-	-				
Total	**2,180,000**	**1,183,000**	**2,180,000**	-	**1,183,000**	**1,183,000**	**1,183,000**	**NIL**

Notes continued
30 June 2005

18. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(f) Shareholdings of Specified Directors and Specified Executives

	Balance at 1 July, 2004	Granted as Remuneration	On Exercise Of Options	Net Change Other	Balance at 30 June, 2005
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Specified Directors					
V.A. Wills	7,941,058	-	-	*940,833	8,881,891
R.E. Moore	2,049,122	-	750,000	*180,000	2,979,122
J.M. Ganim	489,411	-	430,000	*1,023,333	1,942,744
		-			
Specified Executives					
G.J. Platz	-	-	500,000	-	500,000
D. Warner	-	-	500,000	-	500,000
Total	**10,479,591**	-	**2,180,000**	**2,144,166**	**14,803,757**

* On-market purchases

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(g) Loans to Specified Directors and Specified Executives

There were no loans to specified directors or specified executives as at the beginning of the year and no loans have been made during the current year.

(h) Other transactions and balances with Specified Directors and Specified Executives

Services

Hopgood Ganim provided legal services. Mr J.M. Ganim is a lawyer and partner of Hopgood Ganim. These services were provided at normal commercial rates and totalled $14,492 for the current year.

Amounts recognised at the reporting date in relation to other transactions:

Revenue and expenses	2005	2004
Expenses	$14,492	$11,000
Total expenses	$14,492	$11,000

Notes continued
30 June 2005

19. RELATED PARTY DISCLOSURES

Ultimate parent

Dark Blue Sea Limited is the ultimate parent company of the group.

Wholly owned group transactions

Loans

As at 30 June 2005, a total amount of $1,236,457 was on loan from Dark Blue Sea Limited a 100% owned subsidiaries. The loans are non-interest bearing, unsecured and have no repayment terms.

As at 30 June 2005, a total amount of $509,108 was loaned to Dark Blue Sea Limited from 100% owned subsidiaries. The loans are non-interest bearing, unsecured and have no repayment terms.

20. SUBSEQUENT EVENTS

There have not been any matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial periods after the financial year.

21. SEGMENT INFORMATION

No segmented financial reporting is undertaken by the consolidated entity, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the consolidated entity.

The company conducts its business activities via the Internet to the global market. Sales are derived primarily in the United States with immaterial sales occurring in other jurisdictions. As the Internet is global, the company does not and cannot specifically identify the geographic location of the end users.

Notes continued
30 June 2005

22. FINANCIAL INSTRUMENTS

(a) The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised Financial Instruments
Cash and cash equivalents, receivables, term deposits and creditors and accruals: The carrying amount approximates fair value because of their short-term to maturity.

	Floating Interest Rate		Fixed interest rate maturing in: 1 Year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 %	2004 %
(i) Financial assets														
Cash	3,321,919	1,923,127	-	-	-	-	-	-	183,480	532,393	3,505,399	2,455,520	1.14	0.45
Trade and other receivables	-	-	-	-	-	-	-	-	1,682,541	929,587	1,682,541	929,587	-	-
Security Deposits	213,000	214,649	145,752	-	-	-	-	-	-	35,857	358,752	411,797	3.74	1.16
Total Financial assets	3,534,919	2,137,776	145,752	-	-	-	-	-	1,866,021	1,497,837	5,546,692	3,796,904		
(ii) Financial liabilities														
Trade Creditors	-	-	-	-	-	-	-	-	39,780	14,895	39,780	14,895	-	-
Other Creditors and accruals	-	-	-	-	-	-	-	-	1,931,022	1,271,364	1,931,022	1,271,364	-	-
	-	-	-	-	-	-	-	-	1,970,802	1,286,259	1,970,802	1,286,259		

Notes continued
30 June 2005

22. FINANCIAL INSTRUMENTS (cont'd)

(b) Credit Risk Exposure

The company's maximum exposure to credit risk at the reporting date in relation to each recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

Concentration of credit risk

Due to the nature of the industry in which the company operates, it does have a recognised concentration of credit risk in relation to trade receivables and other receivables, having entered into transactions with a small number of customers with high monthly account balances.

However, credit risk in trade receivables is managed in the following ways:

- Credit is not offered to new customers or those with a history of overdue accounts;
- Written agreements are entered into with all major customers to whom credit is provided;
- Payment terms under these agreements are 45 days or less
- Most customers actually prepay for services.

(c) Interest Rate Risk

The Company has minimal exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at year-end.

23. EARNINGS PER SHARE

	Consolidated 30-Jun-05	Consolidated 30-Jun-04
	$	$
The following reflects the income and share data used in the calculations of basic earnings per share:		
Profit from ordinary activities after income tax expense	2,260,138	833,658
Earnings used in calculating basic earnings per share	2,260,138	833,658
	Number of Shares	
Weighted average number of ordinary shares used in calculating basic earnings per share:	88,771,446	88,696,629
Share options	-	79,725
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share:	88,771,446	88,776,354

Notes continued
30 June 2005

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2005	2004	2005	2004
		$	$	$	$
24. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations					
Net profit/(loss)		2,260,138	833,658	2,260,138	833,658
Add Back Non-cash Items					
Depreciation of non-current assets		168,997	401,575	-	-
Amortisation of non-current assets		511,964	485,790	-	-
Reduction in provision for diminution of investments		-	-	(2,559,283)	(868,102)
Net (profit)/loss on disposal of plant & equipment and domain names		(3,158)	(41,237)	-	-
Net foreign currency (gains)/losses		240,236	(53,743)	(10,164)	-
Changes in assets and liabilities					
(Increase)/decrease in trade & other receivables		(922,618)	(438,329)	(367)	1,858
(Increase)/decrease in prepayments		(910,082)	(208,447)	-	-
(Increase)/decrease in FITB		(124,928)	-	(124,928)	-
(Decrease)/increase in trade & other creditors		684,543	639,969	(2,658)	(18,181)
(Decrease)/increase in Non-Current Creditors		16,509	-	-	-
(Decrease)/increase in unearned revenue		170,159	93,907	-	-
(Decrease)/increase in provisions		24,114	33,507	-	-
(Decrease)/increase in Tax Provisions		270,326	-	270,326	-
Net cash flow from operating activities		2,386,200	1,746,650	(166,936)	(50,767)
(b) Reconciliation of Cash					
Cash balance comprises:					
- Cash assets		3,505,399	2,455,520	258,026	2,800
Closing cash balance		3,505,399	2,455,520	258,026	2,800

(c) Financing Facilities Available

There are no borrowing or overdraft facilities available at 30 June 2005.

Notes continued
30 June 2005

25. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A. Overture Services Inc ("Overture"), the market leader in pay-per-click search engines, lodged several patent applications for pay-per-click search engine technology, including U.S. Patent No. 6,269,361, which was filed in May 1999 and granted in July 2001 ("the Overture Patent").

In early 2002, Overture (now a wholly owned subsidiary of Yahoo! Inc) commenced separate legal proceedings against both Findwhat, (a pay-per-click search engine and NASDAQ listed company) and Google Inc. (another leading player in the search engine market), alleging that both companies were infringing the Overture Patent. Both Findwhat and Google defended the suits, as well as counterclaimed against Overture, disputing the validity and enforceability of the Overture Patent.

On 9 August 2004, Google Inc. paid a significant settlement amount to Yahoo Inc in order to settle multiple pending claims asserted by Overture. One of the claims asserted by Overture was a claim for patent infringement by Google of Overture's pay-per-click search engine patent. As part of the settlement, Yahoo/Overture dismissed its patent lawsuit against Google and granted Google a fully paid, perpetual license to the patent and several related patent applications held by Overture. As the settlement related to multiple claims, the settlement amount directly related to the patent is unclear.

On February 3, 2005, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced that in furtherance of its overall strategic alliance with Overture Services, Inc. ("Overture"), Marchex intends to enter into (i) a new master agreement with Overture with respect to Marchex's direct navigation business, and (ii) a license agreement with Overture with respect to certain of Overture's patents, including but not limited to U.S. Patent No. 6,269,361, pursuant to which Marchex will pay US$4,500,000 in an upfront payment (and an additional US$674,000 in certain circumstances) and a royalty based on certain percentages of certain of Marchex's gross revenues payable on a quarterly basis through December 2016, which royalty amount is currently estimated to be between US$1,000,000 and US$3,000,000 in aggregate for 2005.

On May 12, 2005, the presiding judge in the Overture v Findwhat case declared a mistrial, as the jury was unable to reach a verdict as to whether or not the numerous patent claims contained in Overture's patent were both valid and had been infringed by Findwhat.

On August 15, 2005, Yahoo/Overture and Findwhat (now known as MIVA Inc.) reached a formal settlement, whereby Findwhat/MIVA agreed to pay a once only licence fee of US$8 million to Yahoo/Overture for a non-exclusive license to use certain paid placement search engine patents owned by Yahoo/Overture (including the Overture Patent) in exchange for a dismissal of all patent infringement claims and counterclaims. The US$8 million one-off licence fee equates to approx 5% of Findwhat/MIVA's current annual turnover.

As a result of the discontinuation by Findwhat/MIVA of its counterclaim against Yahoo/Overture, the Overture Patent is still prima facie valid and enforceable. Although the mistrial in the Overture v Findwhat case may discourage Yahoo/Overture from taking further legal action against other operators of paid placement search engines, if they do elect to enforce the Overture Patent against other operators, Pageseeker.com Pty Ltd (a wholly owned subsidiary of Dark Blue Sea Ltd), could potentially be found to be in breach of the patent claims and therefore liable for an account of profits or unpaid royalties. The amount of this potential liability cannot currently be determined, although the terms of the licence agreements entered into between Yahoo/Overture and Marchex and most recently between Yahoo/Overture and Findwhat/MIVA may be indicative of what licence fees and royalties Yahoo! Inc. may seek to recover from other per click search engine operators, including Pageseeker.com Pty Ltd.

B. On 24 February 2003, Pageseeker.com Pty Ltd ("Pageseeker") commenced proceedings in the Supreme Court of Queensland against one of its customers, Adultshop.com Ltd ("Adultshop") to recover an outstanding amount of US$69,304 for services rendered, plus interest and costs.

Adultshop.com Ltd subsequently filed a Defence and Counterclaim in the above mentioned proceedings, claiming a set-off of US$747,395 for an amount allegedly overpaid by Adultshop to Pageseeker, based on an allegation of an agreement to provide a discount, which was not allowed for in the invoices issued to and paid by Adultshop. The discount was not allowed for as Pageseeker had no knowledge of any alleged agreement for a discount and has not been provided with any credible evidence of such agreement, notwithstanding numerous requests to Adultshop to provide such evidence.

The interlocutory stages of the proceedings have almost been finalised and the matter is soon to be set down for trial.

Notes continued
30 June 2005

26. EMPLOYEE BENEFITS

The aggregate employee benefit liability is comprised of:

	CONSOLIDATED		DARK BLUE SEA LTD	
	2005	2004	2005	2004
Provisions (current)	201,903	152,949	-	-
Provisions (non-current)	20,000	-	-	-
TOTAL	221,903	152,949	-	-

Employee Share Option Plan

An employee share option plan has been established by the company, whereby the company may, at the discretion of management, grant options over ordinary shares in the company to selected members of the staff. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the board.

The options that have been issued to employees pursuant to the company's employee share option plan are not to be quoted on the ASX or any other exchange. The options are exercisable at $0.50 each on or before 30 June 2007 and are issued subject to the following conditions:

- The options cannot be transferred from the person to whom they were issued without the prior written consent of the directors (which may be given or refused in their absolute discretion);
- The options cannot be exercised until 4 April 2007;
- The employee must remain in continuous employment with the Company from the date of issue until the date of exercise.

There are currently 1 director, 2 executive officers and 47 other employees eligible to participate in the employee share option plan.

Information with respect to the number of options granted under the employee share option plan during the current reporting period is as follows:

		2005		2004	
	Notes	Number of Options	Exercise price	Number of Options	Exercise price
Balance at beginning of year	26(a)	1,886,000	$0.20	1,886,000	$0.20
Escrow removed	*	1,180,000	$0.20	NIL	NA
Granted	26(b)	2,499,000	$0.50	NIL	NA
Forfeited/Expired		24,000	$0.20	NIL	NA
Exercised	26(c)	3,042,000	$0.20	NIL	NA
Balance at end of year	26(d)	2,499,000	$0.50	1,886,000	NA
Exercisable at end of year		NIL	NA	NIL	NA

* 1,180,000 options held by the directors were restricted securities. The escrow period for these options ended 23 October 2004.

(a) Options held at the beginning of the reporting period

The following table summaries the details of the options held by employees as at 1 July 2004:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
3,066,000*	19 December 2002	1 January 2005	30 June 2005	$0.20

*This includes the 1,180,000 options held by the directors that were restricted securities at 30 June 2004. The escrow period for these options ended during the period on 23 October 2004

(b) Options granted during the reporting period

The following table summarises the details of the options granted by the company to employees during the year:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
2,499,000	4 April, 2005	4 April, 2007	30 June 2007	$0.50

Notes continued

30 June 2005

26. EMPLOYEE BENEFITS (cont'd)

(c) Options exercised during the reporting period

The following table summaries the details of the options exercised by employees during the year ended 30 June 2005:

Number of options	Grant date	Exercise Date	Expiry date	Exercise price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued *
40,000	19.12.2002	5.1.2005	30.6.2005	$0.20	$8,000	40,000	5.1.2005	$0.29
250,000	19.12.2002	12.1.2005	30.6.2005	$0.20	$50,000	250,000	12.1.2005	$0.32
5,000	19.12.2002	14.1.2005	30.6.2005	$0.20	$1,000	5,000	14.01.2005	$0.30
5,000	19.12.2002	17.1.2005	30.6.2005	$0.20	$1,000	5,000	17.1.2005	$0.30
30,000	19.12.2002	18.1.2005	30.6.2005	$0.20	$6,000	30,000	18.1.2005	$0.30
500,000	19.12.2002	3.2.2005	30.6.2005	$0.20	$100,000	500,000	3.2.2005	$0.28
50,000	19.12.2002	3.2.2005	30.6.2005	$0.20	$10,000	50,000	3.2.2005	$0.28
80,000	19.12.2002	10.2.2005	30.6.2005	$0.20	$16,000	80,000	10.2.2005	$0.32
40,000	19.12.2002	1.3.2005	30.6.2005	$0.20	$8,000	40,000	1.3.2005	$0.40
12,000	19.12.2002	7.3.2005	30.6.2005	$0.20	$2,400	12,000	7.3.2005	$0.40
11,000	19.12.2002	29.3.2005	30.6.2005	$0.20	$2,200	11,000	29.3.2005	$0.37
16,000	19.12.2002	29.3.2005	30.6.2005	$0.20	$3,200	16,000	29.3.2005	$0.37
430,000	19.12.2002	31.3.2005	30.6.2005	$0.20	$86,000	430,000	31.3.2005	$0.33
80,000	19.12.2002	1.4.2005	30.6.2005	$0.20	$16,000	80,000	1.4.2005	$0.33
250,000	19.12.2002	4.4.2005	30.6.2005	$0.20	$50,000	250,000	4.4.2005	$0.30
80,000	19.12.2002	4.4.2005	30.6.2005	$0.20	$16,000	80,000	4.4.2005	$0.30
32,500	19.12.2002	4.4.2005	30.6.2005	$0.20	$6,500	32,500	4.4.2005	$0.30
50,000	19.12.2002	20.4.2005	30.6.2005	$0.20	$10,000	50,000	20.4.2005	$0.44
7,000	19.12.2002	4.5.2005	30.6.2005	$0.20	$1,400	7,000	4.5.2005	$0.425
16,000	19.12.2002	9.5.2005	30.6.2005	$0.20	$3,200	16,000	9.5.2005	$0.42
7,500	19.12.2002	16.5.2005	30.6.2005	$0.20	$1,500	7,500	16.5.2005	$0.30
14,000	19.12.2002	24.5.2005	30.6.2005	$0.20	$2,800	14,000	24.5.2005	$0.315
24,000	19.12.2002	14.6.2005	30.6.2005	$0.20	$4,800	24,000	14.6.2005	$0.335
80,000	19.12.2002	17.6.2005	30.6.2005	$0.20	$16,000	80,000	17.6.2005	$0.34
250,000	19.12.2002	21.6.2005	30.6.2005	$0.20	$50,000	250,000	21.6.2005	$0.325
16,000	19.12.2002	22.6.2005	30.6.2005	$0.20	$3,200	16,000	22.6.2005	$0.325
500,000	19.12.2002	24.6.2005	30.6.2005	$0.20	$100,000	500,000	24.6.2005	$0.37
80,000	19.12.2002	28.6.2005	30.6.2005	$0.20	$16,000	80,000	28.6.2005	$0.38
5,000	19.12.2002	28.6.2005	30.6.2005	$0.20	$1,000	5,000	28.6.2005	$0.38
19,000	19.12.2002	28.6.2005	30.6.2005	$0.20	$3,800	19,000	28.6.2005	$0.38
5,000	19.12.2002	29.6.2005	30.6.2005	$0.20	$1,000	5,000	29.6.2005	$0.37
13,000	19.12.2002	29.6.2005	30.6.2005	$0.20	$2,600	13,000	29.6.2005	$0.37
17,000	19.12.2002	29.6.2005	30.6.2005	$0.20	$3,400	17,000	29.6.2005	$0.37
11,000	19.12.2002	29.6.2005	30.6.2005	$0.20	$2,200	11,000	29.6.2005	$0.37
16,000	19.12.2002	29.6.2005	30.6.2005	$0.20	$3,200	16,000	29.6.2005	$0.37

* Fair value of shares issued during is calculated as being equal to the market price of shares in Dark Blue Sea Ltd on the Australian Stock Exchange (ASX) as at the close of trading on the date of the respective issue dates (or the closing price of the most recent day's trade, if no shares were traded on that day).

(d) Options held as at the end of the reporting period

The following table summarises the details of the options held by employees of the company as at 30 June 2005:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
2,499,000	4 April, 2005	4 April, 2007	30 June 2007	$0.50

(e) Superannuation Commitments

The Consolidated entity makes contributions of 9% of employees' wages and salaries.

Notes continued
30 June 2005

27. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Dark Blue Sea Ltd and its wholly owned subsidiaries ("the Group") is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. The Group has allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS.

Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, being the Group's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Group prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

The Group has elected to apply the exemptions provided in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Presentation and Disclosures* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. The AIFRS project team is in the process of determining the impact that adopting the standards would have on the financial statements of the Group.

Set out below are the key areas that are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project teams; (b) potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Pursuant to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* the Group has also elected not to apply AASB 3 *Business Combinations* retrospectively to past business combinations (business combinations that occurred before the date of the Group's transition to AIFRS).

The impact of AASB 121 *The Effects of Changes in Foreign Currency Rates,* including a determination of what is the "functional currency" of the Group is still under review.

Impact on equity as presented under AGAAP compared to that under AIFRS

(i) Under AASB 138 *Intangible Assets*, these assets are tested for impairment where an indicator of impairment arises. Intangibles are not permitted to be amortised but instead are subject to annual impairment testing.

Currently the Group amortises its Premium Domain Name and Traffic Domain Name intangibles over a period of 2 to 5 years. Under the new policy, amortisation would no longer be charged, but these assets would be written down to the extent that the value of the asset (ie. the higher of its fair value less costs to sell and its value in use) is impaired.

Accordingly, under AASB 138, there would have been a write back of an amount of $145,204 in amortisation expense for these intangibles incurred in the 2005 financial year, and a corresponding increase in the Group's equity as at 30 June, 2005.

The carrying value of these intangibles would then be subject to the annual impairment test under AASB 138. The decision was made by management that at present, there is no "active market" for the sale of domain names. Although there is newly emerging secondary domain sales market, it is not yet to the stage to be deemed "active" for the purpose of these standards.

To calculate the "value in use" of these intangibles, the net present values (NPV) calculated for the Group's Premium Domain Names (based on the discounted cash flow models used) as at 1 July, 2004 would have resulted in an impairment loss of ($52,340) being recognised. This would have resulted in a corresponding reduction in the Group's equity as at 1 July, 2004.

As required under AASB 136 *Impairment of Assets*, there would be a reversal of the previous impairment loss at 30 June, 2005 of $17,019 (being the amount required to raise the carrying value of these intangibles to their recoverable amount (ie. their NPV) as at 30 June, 2005 – see paragraph (ii) under the heading "Impact on net profit under AGAAP compared to that under AIFRS" below for further explanation).

This net difference in impairment loss of ($35,321), being the 1 July 2004 impairment loss of ($52,340) less the $17,019 impairment loss reversal, would have resulted in a corresponding reduction of ($35,321) in the Group's equity as at 30 June, 2005.

In regards to the Pageseeker IP currently recognised as an intangible in the Group's accounts, management is of the considered opinion that this asset does not meet the new definition of "intangible asset" under AASB 138 *Intangible Asset*, ie. "a separable asset that is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability."

The Pageseeker IP is computer code that was developed in-house that was only designed to run on the Group's internal systems and be used by our programmers (ie. it was not written for intended commercial use) and hence would not be an intangible asset under AASB 138.

Accordingly, under AASB 136 there would be a write back of the $366,660 in amortization expense for the Pageseeker IP at 30 June 2005 and a corresponding increase in the Group's equity as at 30 June, 2005.

The adjusted carrying value of the Pageseeker IP as at 1 July 2004 of $458,340 would then be recognised as goodwill.

As the Group has elected not to apply AASB 3 *Business Combinations* retrospectively, the amount of any previous amortization of the Pageseeker IP acquired by the Group is not reversed.

In applying the impairment test to the carrying value of goodwill of $458,340 that would be recognised as at 1 July 2004 under AASB 136, by allocating the goodwill to the appropriate cash generating unit of the business, management has determined that the carrying value of this goodwill would be substantially less than the recoverable value of the business unit this goodwill is attributed to. Accordingly, there would be no impairment loss to be accounted for on this goodwill.

(ii) Under AASB 136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of its net selling price and value in use. The group's current accounting policy is to determine the recoverable amount of an asset on the basis of net selling price. The Group's assets were tested for impairment on transition and each subsequent reporting date as part of the cash generating unit to which they belong. If there were impairment losses these would be recognized under AIFRS.

Other than the Group's intangibles and goodwill (see comments above), there are no other assets that would be subject to an impairment loss under AASB 136, either at the transition date of 1 July 2004 or at 30 June, 2005.

(iii) Under AASB 2 *Share based Payments*, the Group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the Statement of Financial Performance/Income Statement, with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP.

Accordingly, under AASB 2, the Group would have recorded an option expense of ($968,779) in the 2004 Statement of Financial Performance/Income Statement. This would have resulted in a corresponding reduction in the Group's equity as at 1 July, 2004.

The Group would have recognised a further option expense of ($341,966) in the 2005 Statement of Financial Performance/Income Statement. This would have resulted in a corresponding reduction in the Group's equity as at 30 June, 2005.

Impact on net profit under AGAAP compared to that under AIFRS

(i) Under AASB 2 *Share based Payments*, the Group would recognise the fair value of options issued to employees as remuneration as an expense on a pro-rata basis in the income statement. Share-based payment costs are not recognised under AGAAP.

Accordingly, under AASB 2, the Group would have recognised an option expense of ($341,966) in the 2005 Statement of Financial Performance/Income Statement. This would have resulted in a corresponding reduction in the Group's profit for the year ended 30 June, 2005.

(ii) Under AASB 136 *Impairment of Assets*, the Group's assets including intangibles would be tested for impairment as part of the cash generating unit to which they belong, and any impairment losses recognised in the income statement. Where the assets recoverable amount has increased (compared to the previous period), impairment losses are reversed to the extent of increasing the asset's carrying value to the lower of the re-valued amount or the value had no impairment loss been previously recognised.

Based on the NPV/discounted cash flow valuation of the Group's Premium Domains, the recoverable amount of this asset as at 30 June, 2005 of $224,742 would have exceeded its carrying value of $207,723 by $17,019.

This reversed impairment loss adjustment of $17,019 to raise the carrying value of the Premium Domains to $224,742 would have been entered in the 2005 Statement of Financial Performance/Income Statement. This would have resulted in a corresponding increase of $17,019 in the Group's profit for the year ended 30 June, 2005.

(iii) Under AASB 138 *Intangible Assets*, Intangibles are not permitted to be amortised, but instead are subject to annual impairment testing. Currently the group amortises Premium Domain Names and Traffic Domain names over a period of between 2 and 5 years.

Under AASB 138, amortisation of intangibles is no longer permitted, but instead, these assets would be written down to the extent that their value is impaired. Accordingly, there would be a write back of an amount of $145,204 in amortisation expense for these intangibles. This would have resulted in a corresponding increase in the Group's profit for the year ended 30 June, 2005.

Under the definition of what is an *"intangible asset"* under AASB 138 *Intangible Asset*, management is of the considered opinion that the Pageseeker IP does not meet the definition of "intangible asset" (see the discussion under the heading "Impact on equity as presented under AGAAP compared to that under AIFRS" above).

Accordingly, under AASB 138, there would be a write back of the $366,660 in amortization expense for the Pageseeker IP at 30 June 2005 and the adjusted carrying value of goodwill of $458,340 as at 1 July 2004 would be recognised. This would have resulted in a corresponding increase of $366,660 in the Group's profit for the year ended 30 June, 2005.

Impact on the Group's Statement of Cash Flows for the year ended 30 June 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

28. INTERESTS IN SUBSIDIARIES

Name	Country of Incorporation	Percentage of equity interest held by the consolidated entity	Percentage of equity interest held by the consolidated entity	Investment	Investment
		2005	2004	**2005**	2004
		(%)	(%)	($)	($)
Share Investments					
Shares - DBS Enterprises P/L	Australia	100	100	9,960,106	9,960,106
Shares – BattleTrolls P/L	Australia	100	100	^ 10	^ 10
Shares – Darkblue.com P/L	Australia	100	100	^ 10	^ 10
Shares – DBS Administration P/L	Australia	100	100	^ 10	^ 10
Shares – Roar.com P/L	Australia	100	100	^ 10	^ 10
Shares – PageSeeker.com P/L	Australia	100	100	^ 100	^ 100
Shares – Protopixel P/L	Australia	100	100	^ 10	^ 10
Shares – Searchabout P/L	Australia	100	100	^ 2	^ 2
Shares – Toast Technologies Inc.	USA	100	100	^ 1,657	^1,657
Shares – Unreal Sports.com P/L	Australia	100	100	^ 10	^ 10
Shares – Fabulous.com P/L	Australia	100	100	^ 113,877	^ 113,877
Shares – Domain Active P/L	Australia	100	100	^ 10	^ 10
Total Share Investments				10,075,812	10,075,812

^ Investments are held by DBS Enterprises Pty Ltd

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Dark Blue Sea Ltd, I state that:

(1) In the opinion of the directors:

(a) The financial statements and notes of the company and of the consolidated entity Are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations, required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

For and on behalf of the Board

Richard Edward Moore
Chief Executive Officer

Brisbane, 30 September, 2005

ERNST & YOUNG

■ 1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

■ Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Dark Blue Sea Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Dark Blue Sea Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

Audit opinion
In our opinion, the financial report of Dark Blue Sea Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
   - (i) giving a true and fair view of the financial position of Dark Blue Sea Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and
   - (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Alison de Groot
Partner

Brisbane

30 September 2005

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows.

(a) Distribution of equity securities

The number of shareholders, by size of holding, in each class of share, as at 19 September, 2005 are:

	Ordinary shares	
	Number of holders	Number of shares
1 - 1,000	5	1,926
1,001 - 5,000	173	679,708
5,001 - 10,000	32	266,789
10,001 - 100,000	171	7,482,738
100,001 and over	71	77,441,634
Total	452	85,872,795
The number of shareholders holding less than a Marketable parcel of shares are:	5	1,926

(b) Twenty largest shareholders

The names of the twenty largest holders of Ordinary Shares (being the only class of quoted equity securities) as at 19 September, 2005 are:

		Listed ordinary shares	
		Number of Shares	Percentage (%) Of ordinary Shares
1.	MR DEAN SHANNON	32,974,290	38.40
2.	STEEL-LOC PTY LTD	7,058,902	8.22
3.	TOAST.COM PTY LTD	3,211,711	3.74
4.	SOVEP PTY LTD <VOYAGER FAMILY A/C>	2,565,940	2.99
5.	MOBIUS SOLUTIONS PTY LTD	1,321,892	1.54
6.	MERRILL LYNCH (AUSTRALIA) NOMINEES LTD	1,300,000	1.51
7.	TRICOM NOMINEES PTY LTD <LPG A/C>	1,180,590	1.37
8.	MR STEPHEN LAWLEY & MS JENNIFER LAWLEY	1,100,000	1.28
9.	LOST ARK NOMINEES PTY LIMITED <MYA SUPER A/C>	1,100,000	1.28
10.	MOBIUS SOLUTIONS PTY LTD <FRAMLEIGH A/C>	1,037,486	1.21
11.	WAYBURN HOLDING PTY LTD	882,156	1.03
12.	QUOTE HOLDINGS PTY LTD <SALROWE PENSION FUND A/C>	862,156	1.00
13.	STEEL-LOC PTY LTD	856,000	1.00
14.	MR STEPHEN LAWLEY	850,000	0.99
15.	MR PETER MICHAEL BENNETT & MRS MARGARET ELIZABETH BENNETT <PMB NOMS PTY LTD S/F A/C>	815,000	0.95
16.	LOST ARK NOMINEES PTY LIMITED <MYA UNIT A/C>	800,000	0.93
17.	P M B NOMINEES PTY LTD <BENNETT FAMILY ACCOUNT>	800,000	0.93
18.	TRIO INVESTMENTS PTY LTD	797,025	0.93
19.	LOFTUS LANE INVESTMENTS PTY LTD	794,700	0.93
20.	MR REX LANCELOT JONES	700,000	0.82

ASX Additional Information (continued)

(c) Substantial shareholders

The names of substantial shareholders who have notified the Company in the current reporting period in accordance with section 671B of the Corporations Act 2001 are:

	Number of shares (including associates)
Mr Dean Shannon	39,183,019
Toast.com Pty Ltd	39,183,019
ACN 089907339 atf Dotcom Superannuation Fund	39,183,019
Sovep Pty Ltd atf Voyager Family Trust	39,183,019
Steel-Loc Pty Ltd	9,744,047
Wayburn Holdings Pty Ltd	8,881,891
Quote Holdings Pty Ltd atf Salrowe Superannuation Fund	8,777,058

(d) Restricted Securities

The Company has no restricted securities on issue.

(e) Voting rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

(f) Statement of Use of Cash Assets per Listing Rule 4.10.19

Throughout the whole of the reporting period, the consolidated entity has used the cash and assets in a form readily convertible to cash that it had at the time of readmission under Listing Rule 11.1.3, in a way consistent with its business objectives.